Corporate Administration 5949 Sherry Lane, Suite 1050 Dallas, Texas 75225 Main: (214) 378-8992 Toll-free: (800) 222-9583 Fax: (214) 378-8437 www.digrec.com

October 29, 2004

VIA EDGAR

Ms. O. Nicole Holden
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Digital Recorders, Inc. Form 8-K filed September 10, 2004

Dear Ms. Holden:

     This letter responds to your letter dated September 24, 2004, in which you set forth comments of the Division of Corporation Finance’s staff relating to Digital Recorders’ Current Report on Form 8-K filed September 10, 2004. In response to numbered paragraphs 1 and 2 of your letter, we filed an amendment on Form 8-K/A on September 30, 2004, for the purpose of making the clarifications requested by those paragraphs. Ow former accountants reviewed the disclosure contained in the amendment and provided us with a supporting letter regarding the disclosure, which we filed as Exhibit 16 to the Form 8-K/A.

     We have provided the supplemental information that you requested in numbered paragraphs 3 and 4 and the second paragraph under the heading “Form 10-K Item 9A and Forms 10-Q Item 4” in your letter in a chart enclosed with this letter as Exhibit A. For ease of reference, we have included, verbatim, in the left column of the chart the language from your letter that asks us to provide supplemental information. The information responsive to each item is set forth in the right column opposite such item in the chart.

     Pursuant to numbered paragraph 3 of your letter, you have requested information about reportable events. In the report described in the following paragraph, our former auditors identified certain items that they considered to be “reportable conditions”. Although we described such items in Item 4.01 of our Form 8-K, it is our opinion that the only “reportable event,” as defined in Section 304(a)(l)(v) of Regulation S-K, was the identification by our former auditors of a material weakness in our internal controls over financial reporting, which is the subject of numbered paragraph 4 of your letter. We have nevertheless provided the supplemental information you have requested regarding those reportable conditions.

Ms. O. Nicole Holden
October 29, 2004

     As requested in numbered paragraph 5 of your letter, I am enclosing with this letter as Exhibit B the SAS 61 Report by Mr. McGladrey & Pullen, our former auditors, to the Audit Committee dated April 13, 2004.

     I am also enclosing the following documents:

•	Exhibit C: Our former auditors’ Report to our Audit Committee dated March 31, 2004;

•	Exhibit D: Memorandum dated April 8, 2004, from our former CFO, Mr. Larry Taylor, to Mr. Colby Daughtry, engagement partner with McGladrey & Pullen, relating to an item of disagreement between us and our former auditors (deferred taxes and valuation allowance), with attachment;

•	Exhibit E: Memorandum dated August 5, 2004, from Mr. Taylor and Mr. Bedford Moss of the Company to Mr. Keith Wallace, a partner with McGladrey & Pullen, briefly addressing two of the items of disagreement between us and our former auditors (Series F accounting treatment and deferred tax asset assessment); and

•	Exhibit F: A document containing a compilation of emails of various dates between our management or Audit Committee members and our former auditors, and certain related attachments, regarding the matters identified by the former auditors in their April 13, 2004 SAS 61 Report to our Audit Committee as evidence of a material weakness or reportable condition or as being the subject of a disagreement with management.

     In determining which items of correspondence to include in response to your request, we have included emails or other communications that contain substantive discussion of the matters identified in our former auditors’ April 13, 2004 SAS 61 Report as evidence of a material weakness or reportable condition or as the subject of a disagreement. We have omitted certain correspondence that mentions those matters in an incidental or nonsubstantive manner. As you have discussed with our counsel, we have also redacted language from the enclosed correspondence that does not relate to items described in the first sentence of this paragraph, as well as other extraneous information such as certain worksheets delivered with emails and personal information (such as individuals’ telephone extensions and email addresses).

     Also, we note that in the ordinary course of the relationship between a company and its independent auditors, there may be communications in which opinions (for example, regarding preliminary or alternative possible interpretations or applications of accounting principles) are expressed, discussed and resolved in due course prior to completion of the audit review process. We have not included copies of any correspondence that may reflect such an “ordinary course” exchange of opinions, unless the correspondence also related to one of the disagreements noted by our former auditors in their April 13, 2004 Report or to an item stated by our former auditors in that Report to be evidence of a material weakness or reportable condition. If you have any

Ms. O. Nicole Holden
October 29, 2004

questions about our method for determining which documents to enclose with this letter, I will be happy to discuss it with you.

     The undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have questions about any of our responses or require additional information, please contact me at (214) 378-9429 or by telecopy at (214) 378-8437.

Sincerely,

David L. Turney Chairman, CEO and President

Enclosures

Exhibit A

3	In detail, supplementally describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

SEC Comment	Company Response
In detail, supplementally describe the nature of each reportable event and the amounts involved, if any.	In its reports to our Audit Committee dated March 31, 2004, and April 13, 2004 (the “Committee Reports”), our former auditors identified three matters that they considered to be “reportable conditions,” but were not considered to be material weaknesses. The following describes the reportable conditions identified by our former auditors in the Committee Reports:

(i) Segregation of employee duties: The former auditors noted an inadequate segregation of duties relating to financial matters at two of our foreign subsidiaries, Mobitec AB and Transit-Media Mobitec. The former auditors did not indicate that this condition related to any specific dollar amount. During 2003, the gross revenues generated by those two subsidiaries represented approximately 20.3% and 11.2%, respectively, of our consolidated net sales.

(ii) Capitalized Software: Our former auditors noted that we did not maintain documentation organized in such a fashion as to support the capitalization of software development costs related to our DR 600 product. This product was developed internally at our Digital Recorders business unit. The lack of organized documentation made it difficult to determine the establishment of technological feasibility and to meet the requirements for capitalization of the software development costs. The aggregate amount of capitalized software development costs in fiscal 2003 was $724,262, including $333,276 relating to the DR 600.

(iii) Inter-Company Reconciliation and Translation Gains/Losses: Our former auditors noted that we did not have a formal procedure in place to reconcile inter-company accounts and transactions in accordance with FAS 52. Among other things, as described in the Committee Reports, the former auditors noted that there were transactions between companies that did not agree and that some of the unpaid inter-company transactions not deemed to be investments were not being adjusted for foreign currency fluctuations to the income statement but instead to the equity adjustment account. No specific dollar amount was related to this comment because all amounts were corrected in our Annual Report on Form 10-K/A. The 2003 financial statements reflect $4,684 of net inter-company transaction gains in net income and $17,654 of net other comprehensive losses in equity from inter-company translation gains and losses.

The former auditors noted our determination to continue to treat certain 2003 and prior inter-company transactions as investments between companies, based on our intention not to settle them in the foreseeable

SEC Comment	Company Response
future. The transactions to which this determination related were primarily transactions not occurring in the ordinary course of business, principally advances to support long-term operations, similar to equity investments. Settlement was, and continues to be, planned for transactions involving sales and services in the ordinary course of business.

Also, tell us in what period the reportable event occurred...	Our former auditors identified the reportable conditions during the conduct of the 2003 annual audit, and the conditions related to segregation of duties, software capitalization and inter-company reconciliations during 2003. Our former auditors noted segregation of duties at our Transit Media GmbH subsidiary, which subsequently merged with another subsidiary to form Transit-Media Mobitec, as a reportable condition in connection with their audit of our 2002 financial statements.

. . . and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not.	None of the reportable conditions noted in connection with the 2003 annual audit required or require restatement of our financial information for any prior period. No uncorrected misstatements identified in connection with the 2003 annual audit, either individually or in aggregate, were material to our financial statements taken as a whole. Similarly, there were no errors in any prior or subsequent quarter that would require restatement of any of our financial statements. In the notes to the audited financial statements for our fiscal year ended December 31, 2002, included in our Annual Report on Form 10-K for that year, we included restated unaudited interim financial information for each of the first three quarters of that year and the associated year-to-date periods (1) to reclassify certain project development costs to a capitalized software asset in the amount of $185,938, and (2) to reclassify foreign currency translation gains of $379,984. (The reclassification of software development costs did not relate to a reportable condition identified by our former auditors but, instead, to a correction of a misapplication of FAS 86 in connection with the 2002 audit.) Those changes had no impact on our reported cash flows provided by operations.

Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.	The Company is in the process of evaluating and improving its internal controls over financial reporting and developing plans for further improvements in connection with its ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act. These plans are described later in this document, in response to the staff’s comment regarding steps taken and procedures implemented to correct the material weakness. The specific steps that we have taken in connection with each of the three reportable conditions identified above are as follows:

(i) Segregation of Employee Duties: Our Mobitec AB subsidiary has three accounting and clerical staff members, and our Transit-Media Mobitec subsidiary has one accounting staff member. At Mobitec AB, the larger of the two operations, we established procedures designed to improve segregation of duties during the first quarter of 2004 by assigning primary responsibility for certain critical transactions to the Accounting Supervisor and other staff, with back-up and review of these transactions by the Finance Manager.

Because of the small size of current operations at Transit-Media Mobitec, and because the number and amount of cash transactions at this subsidiary are very small, we have not yet provided for additional segregation of employee duties. Senior financial management of Mobitec AB, the business unit to which Transmit-Media

SEC Comment	Company Response
Mobitec reports, has been directed to provide additional oversight and review of the operations and financial results of Transit-Media Mobitec. As our operations grow, we will add additional staff at these subsidiaries to further segregate duties.

(ii) Capitalized Software: We began implementing enhanced procedures at our Digital Recorders business unit in the third quarter of 2004 that call for more detailed and organized documentation regarding the progress of each development project and testing that occurs during the process. Specifically, the procedures require that our technical personnel involved in the project submit reports to financial management on a monthly basis. In addition, we will develop more detailed product design and business plans at the time of commencement of each future project. The new procedures are now being used with respect to five ongoing projects that we commenced during 2003 and 2004. During the first two quarters of 2004, prior to the implementation of our enhanced procedures, we increased senior management reviews of both the quarterly technical reports and the determinations by our accounting staff impacting capitalization.

(iii) Inter-Company Reconciliation and Translation Gains/Losses: We acknowledge that during the nine months ended September 30, 2003, foreign currency transactions included in inter-company clearing accounts were recorded as part of the accumulated other comprehensive income component of equity. The majority of the inter-company transactions or sale of product occur between foreign subsidiaries, rather than between the parent company or a domestic subsidiary and a foreign subsidiary. The currencies involved were relatively stable, the transactions were settled in a relatively short time and, therefore, any transaction gain or loss to be recognized was immaterial. Since that time, including the fourth quarter of 2003 and all periods in 2004, foreign currency translation gains and losses have been recorded as an equity adjustment and transaction gains and losses have been reflected in the income statement in accordance with FAS 52.

We have developed improved procedures relating to reconciliation of inter-company accounts, pursuant to which we reconcile and balance on a monthly basis all accounts between entities in both the reporting and functional currencies of the foreign subsidiary. We have also revised our procedures with respect to accounting and reporting for translation of foreign currency transactions and month-end account balances in a manner that better documents our quarterly compliance with FAS 52. In accordance with these new procedures, we now require detailed tracking and monthly computation of translation gains and losses for each account, which includes a formal determination as to whether each transaction is planned or anticipated to be settled in the foreseeable future. Our new procedures were implemented beginning in September 2004.

4	In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable. Also tell us:

	•	in what period each material weakness and accounting error or misapplication of GAAP occurred,

	•	the amount of each accounting error and misapplication of GAAP,

	•	the reason(s) for each error or misapplication of accounting,

	•	whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and

	•	in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

SEC Comment	Company Response
In detail, supplementally describe the nature of each material weakness and the amounts involved, as applicable.	In its Committee Reports, our former auditors identified one material weakness, which they described as follows: “During our audit, we noted that there were not sufficient internal control policies and procedures over financial reporting to ensure that financial statements and schedules are reliable and accurate. To the extent that such internal controls do exist, they are more geared to routine transactions rather than non-routine and complex transactions.” The auditors listed four examples as bases for their determination:

(i) “The Company had difficulty with regard to developing schedules relating to the DR 600 capitalized software.” As discussed above, this issue related to a project at our Digital Recorders business unit. The total amount of the capitalized costs relating to the DR 600 software development project was $333,276. Commercial sales of the product began in September 2003.

(ii) “The Company had difficulty . . . reconciling inter-company transactions in accordance with FAS 52.” This issue is also discussed above. In fiscal year 2003, our subsidiaries recognized both internal and external foreign currency transaction adjustment differences monthly and made foreign currency translation adjusting entries directly to an equity account, in some cases monthly, but in all cases not less frequently than quarterly in connection with balancing the accounts at the quarter-end reporting dates.

(iii)“The Company also had difficulty in determining the proper accounting for several 2003 financing transactions. Accounting department personnel would benefit from expanded training in these areas.” This comment related to transactions associated with our private placement of $1.5 million of our Series F Convertible Preferred Stock in November 2003 and our subsequent reformation of the terms of that security, including the termination of a related warrant, that was executed on April 1, 2004, and effective as of the original issuance date. The primary issues involved were (a) the determination of the amount of a beneficial conversion charge associated with the warrant granted to the investor in November 2003, and (b) the characterization of the reformation of the terms of the security as a Type 1 or Type 2 subsequent event. The 2003 financial statements included an aggregate beneficial conversion charge of $702,626. No additional charges were required in subsequent periods in connection with the reformation of the terms of the preferred

SEC Comment	Company Response
stock and cancellation of the warrant. These issues, which involved complex accounting issues and a unique contractual situation, were resolved prior to the filing of our SEC reports, based on significant research and analysis separately performed by both our internal management and our former auditors.

(iv) “We also noted numerous schedules that were prepared without internal review and approximately 140 adjustments were made to the trial balances presented during the audit field work.”

There were 138 adjusting journal entries made to the preliminary trial balance that we presented to our former auditors for their use at the beginning of the audit of our fiscal 2003 year-end financial statements. Of the adjustments that were recorded, our former auditors indicated that the following adjustments could, in their judgment, either individually or in the aggregate, have a significant effect on our financial reporting process:

	•	adjustments to reverse canceled sales orders: In late February 2004, as a customer accommodation, we made an adjusting entry to reverse a sale that we had recorded in the fourth quarter of 2003. We had shipped products under the contract at the specific request of the customer and thereby had begun contractual performance during the fourth quarter of 2003. The customer’s subsequent request for rescission was stated to be due to a delay in our obtaining a performance bond, which delay was known to and accepted by the customer when contractual performance began at their request. Although we considered the contract to be binding, we agreed to this customer accommodation in order to preserve future customer relationships. The product involved in this transaction was a product typically used by other customers, and we did not realize any subsequent loss related to the returned product. The rescission resulted in a reversal of sales revenue in the amount of $399,613 after we had delivered the initial trial balance to the auditors, but before the closing of the audit.

	•	adjustments of capitalized software costs: This comment relates to our DR 600 software product, which is described in paragraph (i) of this section and in the preceding section, above.

	•	adjustments of foreign translation gains: This comment relates to the matters described in paragraph (ii) of this section and in the preceding section, above.

	•	inventory adjustments including slow-moving inventory reserve and cut-off issues: We made eight adjusting journal entries in the inventory category during the 2003 audit review process. One adjustment, in the amount of $45,377, was for inventory that we had recorded in the first quarter of 2004, which should have been recorded in the fourth quarter of 2003 due to unusual shipping terms (F.O.B. shipping point, rather than the more typical F.O.B. destination). During our management review of year-end inventory schedules, we identified, and called to the attention of the auditors, an error in the year-end physical inventory, which required an adjustment in the amount of $161,671. We made four adjusting journal entries totaling $118,149 resulting from year-end book-to-physical adjustments, a write-off for slow-moving and obsolete inventory and period-end adjustments for purchase price variance and calculation of freight and duty in inventory. The other two adjusting journal entries related to reclassifications within the inventory category and did not affect the overall

SEC Comment	Company Response
amount included under the inventory caption in our financial statements. In the first quarter of 2004, we instituted more frequent reviews of slow-moving inventory (quarterly rather than annually). In addition, we have begun to conduct more in-depth reviews of our quarter-end and year-end inventory cut-off determinations.

• adjustments for income taxes, deferred tax assets and the valuation allowance. We prepared our routine end-of-year tax worksheets and updated our annual deferred tax assets and valuation allowance worksheet templates while our former auditors were conducting their field work related to our 2003 audit. Our initial computations did not include projected net income for 2004, which was not available when audit field work began. As a result, there were significant adjustments for income taxes and deferred tax assets when the projected 2004 net income was incorporated into our analysis. This analysis, when provided to our former auditors later in the audit review process, was sufficient to resolve their questions regarding the valuation allowance.

Upon your request, we will provide additional information regarding any or all of the 138 adjustments.

• in what period each material weakness and accounting error or misapplication of GAAP occurred,	Our former auditors first identified the material weakness in connection with the annual audit process related to our financial statements for fiscal year 2003.

• the amount of each accounting error and misapplication of GAAP,	All the errors or misapplications relating to the items listed as examples of the material weakness identified by our former auditors were resolved prior to the filing of our 2003 annual report on Form 10-K/A. The amounts to which the items related are noted above.

• the reason(s) for each error or misapplication of accounting,	We believe that the primary reasons for each of the four items listed by our former auditors as examples of the material weakness were as follows:

(i) We have historically prepared detailed schedules of the amounts capitalized for software development projects, including the DR 600, on a quarterly basis. However, as described above, our former auditors noted that our Digital Recorders business unit did not organize supporting documentation for the DR 600 project in a fashion sufficient to support a determination of technological feasibility. We had previously implemented certain improved procedures at our Digital Audio Corporation and Mobitec business units, but the implementation of improved procedures did not occur as quickly at the Digital Recorders unit. We acknowledge, in hindsight, that we did not have in place educational processes to communicate fully the support and documentation requirements to our Digital Recorders unit operating managers and support staff. Personnel at our Digital Recorders business unit currently develop and review supporting documentation on a monthly basis, starting in the third quarter of 2004, and this documentation is reviewed monthly by our financial

SEC Comment	Company Response
management.

(ii) The difficulty in reconciling inter-company transactions in accordance with FAS 52 also resulted in part from the fact that we previously did not have in place educational processes sufficient to ensure that the support and documentation requirements were adequately communicated to and understood by our operating managers and support staff.

(iii) The difficulty in determining the proper accounting for the transactions related to our issuance of Series F Convertible Preferred Stock and a related warrant, and the reformation of the terms of such securities, resulted from the application of complex accounting principles to an unusual situation.

(iv) Our failure to perform adequate internal review procedures, and the fact that 138 adjusting entries were made to trial balances during the year-end audit review process, primarily resulted from staffing issues, including our offices being closed for several days due to a severe snow storm in January 2004 in North Carolina, where a majority of our accounting staff primarily responsible for the closing process is located. These issues impacted our ability to make further progress on our trial balances before the commencement of our former auditors’ review process. A significant majority of the journal entries involved should have been, and in the future will be, recorded prior to the delivery of the initial trial balance to the auditors.

• whether or not you intend to restate any prior period for any adjustments. If not, tell us why not,	We do not intend to make any prior-period restatements. In their Committee Reports, our former auditors agreed with management’s conclusion that uncorrected misstatements, both individually and in the aggregate, were immaterial to our 2003 annual financial statements taken as a whole.

• in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.	The following summarizes the steps we have taken (or plan to take) and the procedures we have implemented (or plan to implement) to address the matters identified by our former auditors as contributing to a material weakness in our internal controls over financial reporting:

• We have hired a new Chief Financial Officer who we believe has the breadth of experience necessary to improve our overall recording and reporting processes, and specifically, to address the requirements of Section 404 of the Sarbanes-Oxley Act. As we reported in a Form 8-K filed on October 22, 2004, Mr. David N. Pilotte, CPA, began service as our CFO on October 25, 2004. Our former CFO has been retained in a new position, and the hiring of Mr. Pilotte increases the financial expertise of our senior staff.

• We are taking steps to create a new disclosure review committee in order to further formalize our internal review processes related to preparation of our SEC reports and other public disclosures, which will include directors, executive management, senior financial management and senior operating personnel.

• We have added and will add accounting and financial staff. In addition, we have improved the

SEC Comment	Company Response
segregation of duties among existing personnel at our Mobitec AB subsidiary, as noted above.

	•	Beginning with the third quarter of 2004, we implemented additional management review requirements for all significant schedules and computations and more detailed period-end closing procedures. For example, we have developed additional worksheets and schedules designed to improve our procedures and controls related to compliance with FAS 86, FAS 52 and FAS 109, among others. The items that are now subject to additional management review procedures include slow-moving and other inventory adjustments, adjustments to reserves (including warranty reserves), goodwill impairment assessments pursuant to FAS 142, bank covenant computations, short-term versus long-term debt analysis, fixed asset schedules and additions, equity roll-forward computations, FAS 52 detailed worksheets for inter-company reconciliations and foreign currency adjustments and monthly closing task checklists, among others.

	•	In connection with future annual audits, we intend to (a) establish audit start and progress dates that ensure that internal staff has adequate time to complete the closing process and senior management review prior to the commencement of the audit field work, and (b) consult on a timely basis with our independent auditors or third-party consultants regarding any complex issues of interpretation or application of accounting principles that may arise.

	•	We have implemented improved procedures for reconciliation of inter-company accounts and computation of foreign currency translation gains and losses. As described above, these procedures require reconciliation and balancing on a monthly basis of all accounts between entities in both the reporting and functional currencies of the foreign subsidiary, as well as enhanced tracking and documentation requirements.

	•	We will ensure that senior financial management personnel are closely involved in determining the proper treatment of all non-routine transactions.

	•	We have improved the systems used by our finance and accounting staff by purchasing enhanced versions of our accounting software package.

	•	In the third quarter of 2004, we expanded our educational assistance to all our accounting staff to ensure a thorough and consistent understanding of changes in accounting principles and modifications and enhancements in our internal controls and procedures. This assistance involves both increased internal communications and Company-sponsored attendance at continuing education courses provided by universities, accounting industry associations or similar organizations.

	•	With respect to the capitalization of software development costs, we began in the third quarter of 2004 to make and record the relevant calculations on a monthly basis rather than a quarterly basis in order to better identify the progress of each project against the applicable timeline. We will also develop more detailed product design and business plans at the time of commencement of each future project. In addition, we have increased the documentation requirements and provided for additional

SEC Comment	Company Response
management review of the documentation and of all related calculations. Senior financial management has taken steps to educate the appropriate operating management personnel and support staff regarding the support and documentation requirements.

	•	In the second quarter of 2004, we began updating tax worksheet templates quarterly rather than annually, to lessen the possibility of forecasting errors that could affect our forecasted average tax rates.

	•	As we continue to refine and enhance our internal controls and procedures, we intend to prepare a detailed internal accounting policies and procedures manual.

Form 10-K Item 9A and Forms 10-Q Item 4
SEC Comment	Company Response

. . . . Tell how the controls and procedures can be effective when you have a material control weakness. Further, you state that the management will continue to evaluate the additional steps and actions needed to improve your financial infrastructure and eliminate the weaknesses identified. Tell us if you have taken any steps to date to remedy the situation. To the extent that you make any changes in your internal controls, please state so to comply with Item 308(c) of Regulation S-K. Please revise accordingly.	Our former auditors identified what they considered to be a material weakness in our internal controls over financial reporting. We acknowledge that the enhancement and refinement of our internal controls over financial reporting is a continuing process. Based on the enhancements that we have recently made or plan to make, as described above, we believe immediate improvements in our internal controls over financial reporting have been and are being made. We also anticipate making further improvements and refinements on an ongoing basis between now and the time we are required to issue our first management report on our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

We stated in our 2003 annual report on Form 10-K/A and our subsequent quarterly reports on Form 10-Q the determination by our principal executive officer and principal financial officer that our disclosure controls and procedures are effective in timely alerting them to material information relating to us that is required to be included in our periodic SEC reports. We acknowledge the substantial overlap between internal controls over financial reporting and disclosure controls and procedures. Although we anticipate that our disclosure controls and procedures will continue to improve concurrently with the improvements in our internal controls over financial reporting, we believe that our disclosure controls and procedures were effective, as stated in our SEC reports, for the following reasons:
	•	The deficiencies and weaknesses in our internal controls over financial reporting noted by our former auditors did not result in any material misstatements or accounting errors in any of our SEC reports, nor did the auditors’ opinion on our 2003 financial statements include any qualification or limitation.

	•	Each of the four factors noted by our former auditors as contributing to the existence of a material weakness in our internal controls over financial reporting in connection with the 2003 audit was in some way limited in scope or impact, as follows:

(i) one factor (the absence of documentation organized in a fashion to support the determination of technological feasibility for our DR 600 software project) was limited to one project at one business unit and did not require any change in our determination of the date of technological feasibility or in the amount of capitalized costs or otherwise

SEC Comment	Company Response
impact our financial statements or other public disclosures;

		(ii)	one factor (difficulty in reconciling inter-company transactions in accordance with FAS 52) related to a set of transactions that did not have a material impact on our financial statements and was mitigated by review procedures conducted by senior management personnel;

		(iii)	one factor (the accounting for our Series F reformation) related to complex accounting issues and a non-routine transaction, the accounting for which was resolved through research, analysis and review by senior management, and discussions with our former auditors, prior to the filing of the relevant SEC report; and

		(iv)	one factor (the large number of trial balance adjustments during the 2003 audit process) reflects what we believe to be an atypical occurrence. In connection with future audits, we will coordinate more closely with our independent auditors regarding the timing of the commencement of their review process and will conduct significantly more extensive internal reviews prior to delivery of preliminary trial balances to our auditors.

	•	During the periods in question, our senior management and finance staff conducted additional reviews of the information included in our SEC reports, including but not limited to the items stated by our former auditors to be reportable conditions or evidence of a material weakness. Senior management and finance staff also conducted extensive research on certain issues addressed in such reports. In connection with the 2003 year-end audit, we performed some of this additional review and research after the delivery of the initial trial balances to our former auditors, but prior to the filing of the SEC reports. In connection with future filings, additional review processes will be implemented earlier and more extensively throughout the period-end closing process. Nevertheless, we believe that the additional reviews conducted in connection with the preparation of our 2003 annual report on Form 10-K/A and our quarterly reports for the first two quarters of fiscal 2004 were adequate to ensure that our CFO and CEO were timely alerted to material information required to be included in such reports.

For the reasons listed above, we do not believe that the factors identified as evidence of a material weakness in our internal controls over financial reporting had a material negative impact on our controls and procedures designed to ensure that information required to be disclosed in our SEC reports was recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, or accumulated and communicated to our senior management to allow timely decisions regarding required disclosure. Therefore, we continue to believe that our disclosure controls and procedures were effective.

Although we have begun the process of making improvements to our internal controls over financial reporting, as well as to our disclosure controls and procedures, no material changes were implemented prior to the third quarter of 2004. We did implement certain enhanced procedures or additional review processes during the first

SEC Comment	Company Response
two quarters of 2004, to address the issues identified by our former auditors, as noted above. We intend to describe any changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, such internal controls in our Form 10-Q for the quarter ended September 30, 2004.

Exhibit B

Digital Recorders, Inc. and Subsidiaries

Report to the Audit Committee

April 13, 2004

McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

McGladrey & Pullen, LLP
OfficeAddress
O 919.781.1055 F 919.781.9270

April 13, 2004

To the Audit Committee
Digital Recorders, Inc.
Durham, North Carolina

To the Members of the Audit Committee:

We are pleased to present this report related to our audit of the consolidated financial statements of Digital Recorders, Inc. and subsidiaries for the year ended December 31, 2003. This report summarizes certain matters required by professional standards and by the Securities and Exchange Commission to be communicated to you in your oversight responsibility for Digital Recorders, Inc. and subsidiaries’ financial reporting process.

We have included a description of certain matters involving internal control and its operation that we noted during the audit. In addition, copies of all material written communications between our Firm and Digital Recorders, Inc. and subsidiaries management are included at the end of this report for your review. Also attached is a summary of recently issued accounting standards that may affect the future financial reporting by Digital Recorders, Inc. and subsidiaries.

This report is intended solely for the information and use of the Audit Committee, Board of Directors and management and is not intended to be and should not be used by anyone other than these specified parties. It will be our pleasure to respond to any questions you have about the foregoing. We appreciate the opportunity to continue to be of service to Digital Recorders, Inc. and subsidiaries.

Contents

Page
Required Communications about the Financial Statement Audit	1-3
Summary of Accounting Estimates	4-5
Summary of Recorded Audit Adjustments	6
Summary of Unadjusted Audit Differences	7
Critical Accounting Policies and Practices	8-10
Principal Accountant Fees and Services	11
Communication of Reportable Internal Control Conditions Noted in the Audit	12-15
Recently Issued Accounting Standards	16-17
Material Written Communications between Management and our Firm	18
Arrangement Letter
Representation Letter
Written Communication on Accounting, Auditing, Internal Control or Operational Matters (Management Letter)

Required Communications about the Financial Statement Audit

Statement on Auditing Standards No. 61 and other professional and regulatory standards require the auditor to communicate certain matters related to the conduct of an audit to those who have responsibility for the oversight of the financial reporting process. The following summarizes these communications.

Area	Comments
Auditor’s Responsibility Under Generally Accepted Auditing Standards	Our audit of the financial statements of Digital Recorders, Inc. and subsidiaries for the year ended December 31, 2003 was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error, fraudulent financial reporting or misappropriation of assets. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, the audit was designed to obtain reasonable, rather than absolute, assurance about the financial statements. We believe that our audit accomplished that objective.

Management Judgments and Accounting Estimates	Summary information about the process used by management in formulating particularly sensitive accounting estimates and about our conclusions regarding the reasonableness of those estimates is attached on pages 4 and 5.

Audit Adjustments	We believe that the recorded audit adjustments, shown on the attached “Summary of Recorded Audit Adjustments” at page 6, either individually or in the aggregate, had a significant effect on the Company’s financial reporting process.

Uncorrected Misstatements	Uncorrected misstatements are summarized in the attached “Summary of Unadjusted Audit Differences” on page 7.

Accounting Policies and Alternative Treatments	Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. Management has represented to us that the Company did not adopt any significant new accounting policies nor have there been any changes in existing significant accounting policies during the current period.

We did not identify any significant or unusual transactions or significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Attached on page 8 is a description of the Company’s critical accounting policies and practices identified by management, together with our assessment of management’s disclosures regarding such policies and practices.

We did not discuss with management any alternative treatments within generally accepted accounting principles for accounting policies and practices related to material items during the current audit period.

Although objective criteria have not been developed to aid in the consistent evaluation of the quality of the Company’s accounting principles, policies and practices, in our meeting with you today, we will discuss with you the following items as they relate to the quality, not just the acceptability, of the Company’s accounting principles, policies and practices:

•	Revenue recognition

•	Allowance for doubtful accounts

•	Inventory valuation

•	Intangible assets and goodwill

•	Income taxes, including deferred tax assets

Other Information in Documents Containing Audited Financial Statements	We read the Company’s Form 10-K and considered whether the information or the manner in which it was presented was materially inconsistent with information or the manner of presentation of the financial statements. Based on our reading, we concluded that such information presented was materially consistent with information in the financial statements. We are not aware of other documents that contain the audited financial statements.

Disagreements with Management	We encountered the following disagreements with management over the application of significant accounting principles, the basis for management’s judgments on these significant matters, and/ or the scope of the audit or significant disclosures to be included in the financial statements related to:

•	Valuation of beneficial conversion attributes of Series F agreement

•	Deferred Tax Asset Valuation Allowance

•	Series F agreement modification as a Type 1 or Type 2 subsequent event

Consultations with Other Accountants	We are not aware of any consultations management had with other accountants about accounting or auditing matters.

Major Issues Discussed with Management Prior to Retention	No major issues were discussed with management prior to our retention to perform the aforementioned audit.

Difficulties Encountered in Performing the Audit	We encountered unreasonable delays on the part of management in the conduct of our audit with respect to the following:

•	Preparation of Mobitec LTDA for on-site fieldwork

•	Continued assistance on the part of Mobitec LTDA after leaving the field

•	Receipt of auditable supporting documentation for the DR 600 capitalized software costs

•	Timely deliverance of the Goodwill and Customer List memos

•	Timely deliverance of the Inventory Obsolescence Memos

Fees	Attached on page 11 is a summary of professional services performed for the Company by McGladrey & Pullen, LLP and RSM McGladrey, Inc., together with the related fees.

Independence	By letter dated November 5, 2003, we communicated to you all relationships between our Firm and Digital Recorders, Inc. and Subsidiaries that, in our professional judgment, may be reasonably thought to bear on our independence. We hereby confirm that, in our professional judgment, as of April 13, 2004, we are independent with respect to Digital Recorders, Inc. and Subsidiaries within the meaning of the Securities Acts administered by the Securities and Exchange Commission.

Digital Recorders, Inc. and Subsidiaries

Summary of Accounting Estimates

Year Ended December 31, 2003

Accounting estimates are an integral part of the preparation of financial statements and are based upon management’s current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. Management has informed us that they used all the relevant facts available to them at the time to make their judgments about accounting estimates, and we considered this information in the scope of our audit. The Audit Committee may wish to monitor throughout the year the process used to compute and record these accounting estimates. The following describes the significant accounting estimates reflected in the Company’s December 31, 2003 consolidated financial statements:

Area	Accounting Policy	Estimation Process	Comments
Allowance for Doubtful Accounts	The allowance for doubtful accounts is based on management’s estimate of the collectibility of identified receivables, as well as the aging of customer accounts.	The allowance is adjusted as information about specific amounts becomes available. The Company also compares current reserve amounts to prior year experience.	Based on our procedures, we concluded the reserve methodology is appropriate and reasonable.

Slow Moving Inventory Reserve	Inventories are valued at the lower of cost or market.	The Company adjusts its inventories for estimated obsolescence based upon assumptions about future demand and market conditions.	We tested the propriety of information underlying management’s estimates. Based on our procedures we concluded that management’s approach is reasonable.

Realization of Deferred Tax Assets	The deferred tax valuation allowance is based on management’s estimate of the deferred tax benefits that are more likely than not to be realized.	The Company adjusts its valuation allowance based upon assumptions about future taxable income in the appropriate tax jurisdiction.	We tested the propriety of information underlying management’s estimates. Based on our procedures we concluded that management’s approach is reasonable.

Warranty Claims Reserve	The product warranty reserve is established at the time of revenue recognition based on management’s best estimate of costs that may be incurred under the Company’s warranty policies.	Factors that affect the warranty reserve include the number of units sold, historical and anticipated rates of warranty claims, and the costs per claim. Adjustments to the warranty reserve are made as actual claims information becomes known.	We tested the propriety of information underlying management’s estimates. Based on our procedures, we conclude that management’s approach is reasonable.

Digital Recorders, Inc. and Subsidiaries

Summary of Recorded Audit Adjustments

Year Ended December 31, 2003

There were approximately 140 audit adjustments made to the original trial balance presented to us to begin our audit procedures. Of the adjustments that were recorded, the following is a description of the adjustments that could, in our judgment, either individually or in the aggregate, have a significant effect on the Company’s financial reporting process:

•	Adjustments to reverse cancelled sales orders

•	Adjustments of capitalized software costs

•	Adjustments of foreign translation gains

•	Inventory adjustments including slow moving inventory reserve and cut-off issues

•	Adjustments for income taxes, deferred tax assets and the valuation allowance

Digital Recorders, Inc. and Subsidiaries

Summary of Unadjusted Audit Differences

Year Ended December 31, 2003

During the course of our audit, we accumulated certain uncorrected misstatements, which were discussed with management and were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. In evaluating the materiality of these audit differences, we considered both quantitative and qualitative factors. We concur with management’s assessment that these items are immaterial both individually and in the aggregate to the financial statements as a whole. Following is a summary of those differences:

EFFECT - INCREASE (DECREASE)

Description	Assets	Liabilities	Cost of Sales	G&A	Income	Equity
Carryover Impact from Previous Years
To decrease the Mobitec AB accrued employer contributions for over-accrual of payroll related taxes at December 31, 2002.		(16,508)		16,508	16,508	(16,508)
To increase the Mobitec AB warranty reserve for under-accrual at December 31, 2002.		22,991	(22,991)		(22,991)	22,991
Current Year Misstatements
Known Errors:
Entry to record additional payables and inventory noting during purchase cutoff testing.	36,284	(36,261)	(23)		(23)
Estimated Errors:
Entry to pass on recording estimated IPI tax liability.	20,565	(43,435)		22,870	22,870
Projected Errors:
Entry to record price test error projection from statistical sampling application.	(47,627)		47,627		47,627

Total Pretax Effect	9,222	(73,213)	24,613	39,378	63,991	6,483

Net adjustments to equity						63,991

Cumulative Misstatement Errors						70,474

Digital Recorders, Inc. and Subsidiaries

Critical Accounting Policies and Practices

Year Ended December 31, 2003

The primary responsibility for establishing the Company’s critical accounting policies and practices applied in its financial statements rests with management. Following is a description of the Company’s critical accounting policies and practices identified by management.

How Current and Anticipated
Description of Critical	Why Such Policy/Practice Is	Future Events Impact These
Accounting Policy/Practice	Considered Critical	Determinations
Revenue Recognition

Revenue from product sales is recognized upon shipment to customers based upon the defined shipping terms.	Revenue can be recognized differently between customers based on the customers’ defined shipping terms.	The factors that affect revenue recognition include the types of customers and their terms relating to shipping and installation requirements. If these terms were to change, revenue from product sales could be based upon different criteria.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined based on a review of all outstanding amounts on a monthly basis. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history, as well as current economic conditions.
	The estimate of the allowance for doubtful accounts is a critical accounting practice because it is susceptible to changes in assumptions about anticipated collections.	Factors that affect the allowance for doubtful accounts include the customer relationships underlying the receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms, when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Also, if it is concluded that a disagreement or dispute has arisen with a customer over products or services provided on account, it may be necessary to add to the allowance for doubtful accounts. Adjustments to the allowance for doubtful accounts are made as information becomes known.

Inventory Valuation

The inventory write-down calculations are reviewed periodically and additional write-downs are recorded as deemed necessary based off of recent historical information and management estimates of trends.
	The estimate of the allowance for doubtful accounts is a critical accounting practice because it is susceptible to changes in assumptions about future sales forecasts and levels of inventory necessary to meet both warranty and post-warranty component requirements for a period of five-years from the date of sale.	Factors that affect the inventory valuation include current and historical sales, future sales forecasts and anticipated warranty claims.

Intangible Assets and Goodwill

On an annual basis, management evaluates the carrying value of intangible assets and goodwill as compared to the undiscounted estimated future cash flows for potential impairment.	Beginning January 1, 2002, goodwill and indefinite life intangible assets are not amortized but are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Management has determined the Company does not have indefinite life intangible assets. The Company periodically evaluates the recoverability of its intangible assets and goodwill. If facts and circumstances suggest that the carrying value of these assets will not be recoverable, as determined based upon the undiscounted cash flows over the remaining depreciable period, the carrying value of these assets will be reduced to the value of the undiscounted expected future cash flows.	In assessing the recoverability of goodwill and long-lived assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets. Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy, the fluctuation of actual revenue and the timing of expenses. Based on these variable assumptions, if the undiscounted future cash flows are less than the carrying value of the assets, impairment losses will be realized.

Income Taxes, Including Deferred Tax Assets

The estimation process for preparation of the Company’s financial statements by management involves estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result
	Income taxes, including deferred tax assets are considered a critical accounting practice because the Company is required to pay income taxes in each of the jurisdictions in which they operate. Thus, the Company pays income taxes in the United States, several U.S. states and a	The factors that affect the deferred tax assets and the corresponding valuation allowance are 1) assessing the likelihood that the deferred tax assets will be recovered from future taxable income, and 2) the Company’s ability to generate future taxable income in the in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, reversal of deferred tax liabilities and other sources. To the extent that the management believes recovery is not likely, a valuation allowance must be established.
number of foreign countries. Each of these jurisdictions has its own laws and regulations, some of which are quite complex and some of which are the subject of disagreement among experts and authorities as to interpretation and application. The estimation process for preparation of the financial statements involves estimating the Company’s actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, reversal of deferred tax liabilities and other sources. To the extent that the Company estimates that recovery is not likely, a valuation allowance is recorded.	appropriate taxable jurisdiction in order to realize the deferred tax assets.

We believe management’s disclosures regarding such policies and practices are adequate.

Digital Recorders, Inc. and Subsidiaries

Principal Accountant Fees and Services

Years Ended Current and Prior Year Audit Dates

During the period covering the fiscal years ended 2003 and 2002, McGladrey & Pullen, LLP and RSM McGladrey, Inc. performed the following professional services:

{NOTE: THE FOLLOWING WAS FILED IN THE PRELIMINARY PROXY AND WILL BE UPDATED AT THE CONCLUSION OF FIELDWORK}

Audit Fees

The aggregate audit fees billed by independent accountants for audit services rendered in fiscal year 2003 were $324,319. The audit services consisted of services rendered by McGladrey for the audit of the Company’s fiscal year 2003 financial statements and the reviews of the financial statements included in the Company’s Forms 10-Q, as well as services that generally only the independent auditor can provide, such as statutory audits, reviews of interim financial statements and assistance with documents filed with the Commission. This compares to $302,073 in aggregate fees billed for the same services in fiscal year 2002.

Audit-Related Fees

Audit-related services consist of assurance and related services (e.g., due diligence) by an independent auditor that are reasonably related to audit or review of financial statements, including employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with proposed or consummated acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards. The Company did not incur any audit-related fees in fiscal year 2003 or fiscal year 2002.

Tax-Related Fees

The aggregate fees billed by McGladrey, the Company’s independent accountants, for professional fees rendered for tax compliance, tax advice, assistance in preparing tax returns, or tax planning services for fiscal year 2003 were $ 96,614. This compares to $ 62,198 for the same services in fiscal year 2002.

All Other Fees

There were no other fees billed by independent accountants during fiscal years 2003 or 2002.

Communication of Material Weakness and Reportable Internal Control Conditions Noted in the Audit

In planning and performing our audit of the financial statements of Digital Recorders, Inc. and subsidiaries for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the Company’s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Because of inherent limitation of internal control, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the degree of compliance may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following the reportable condition that we believe to be a material weakness.

Condition

Under current SEC rules, registrants are required to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that:

•	Transactions are executed in accordance with management’s general or specific authorization;

•	Transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with generally accepted accounting principles (GAAP) or any other criteria applicable to such statements, and (2) to maintain accountability for assets;

•	Access to assets is permitted only in accordance with management’s general or specific authorization; and

•	The recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to differences.

During our audit, we noted that there were not sufficient internal control policies and procedures over financial reporting to ensure that financial statements and schedules are reliable and accurate. To the extent that such internal controls do exist, they are more geared to routine transactions rather than non-routine and complex transactions. For example, the Company had difficulty with regard to developing schedules relating to the DR 600 capitalized software and reconciling inter-company transactions in accordance with FAS 52. The Company also had

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difficulty in determining the proper accounting for several 2003 financing transactions. Accounting department personnel would benefit from expanded training in these areas. We also noted numerous schedules that were prepared without internal review and approximately 140 adjustments were made to the trial balances presented during the audit fieldwork.

Further, on June 5, 2003, the SEC issued new rules on internal control over financial reporting that were mandated by Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). These new rules require management reporting on internal controls over financial reporting. SEC rules already require management reporting on disclosure controls mandated by Section 302 of the Act. The new internal control report over financial reporting is required in the annual report of all registrants, other than registered investment companies and asset-backed issuers, and should include:

•	A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the company;

•	Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the end of the company’s most recent fiscal year;

•	A statement identifying the framework used by management to evaluate the effectiveness of the company’s internal control over financial reporting; and

•	A statement that the public accounting firm that audited the company’s financial statements included in the annual report has issued an attestation report on management’s assessment of the company’s internal control over financial reporting. The company must file the auditor’s attestation report as a part of the annual report.

The final SEC rules define “internal control over financial reporting” as a process that has the following:

•	Provides reasonable assurance that financial reports are reliable and prepared for external purposes in accordance with GAAP.

•	Includes policies and procedures that:

•	Pertain to the maintenance of accurate records in reasonable detail;

•	Provide reasonable assurance that –

•	Transactions are recorded as necessary to permit preparation of GAAP financial statements;

•	Receipts and expenditures are authorized; and

•	Unauthorized use or disposition of assets that could have a material affect on the financial statements is prevented or detected on a timely basis.

Impact

Noncompliance with existing SEC rules and new requirements of Section 404 of the Sarbanes-Oxley Act of 2002

Suggested Solution

We recommend that management develop and implement the above mentioned policies and procedures into the financial reporting process.

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Benefit

By developing and implementing these procedures, the Company will be in compliance with existing SEC financial reporting rules.

The following matters involving internal control were considered to be reportable conditions.

Condition

During our audit of Mobitec AB, we noted that one individual has the responsibility for approving vendors, approving and making cash disbursements, updating the general ledger and reconciling the monthly bank accounts.

Impact

Potential for misappropriation of cash disbursements through a fictitious vendor.

Suggested Solution

Segregate the responsibility of the approval of cash disbursements and the monthly reconciliation of bank accounts to an individual separate of the individual who makes the disbursements and updates the general ledger. Further, the responsibility of approving and setting up new vendors as well as existing vendor file maintenance should be segregated from individuals within the accounting function.

Benefit

By segregating the above mentioned responsibilities to separate individuals, Mobitec AB will strengthen and improve their existing internal control structure, while reducing the potential exposure to the misappropriation of assets.

Condition

During our Transit-Media Mobitec audit, we noted that one individual has the responsibility for authorization of the deposit of cash receipts, recording of the cash received, as well as physical custody of the cash received.

Impact

Potential for the misappropriation of cash receipts

Suggested Solution

Segregate the above mentioned non-compatible responsibilities to separate individuals.

Benefit

By segregating these non-compatible responsibilities to separate individuals, Transit Media-Mobitec will strengthen and improve their existing internal control structure, while reducing the potential exposure to the misappropriation of cash receipts.

Condition

During our review of capitalized software, we noted that the Company did not maintain documentation organized in a fashion to support the capitalization of one of its internally developed computer software projects, the DR-600. U.S. GAAP criteria related to the capitalization of internally developed computer software, specifies that the establishment of the point of technological feasibility is the critical point in establishing where to begin capturing costs to capitalize. To establish technological feasibility, at a minimum, the Company shall have performed either of the following two activities (1) a product design and a working model of the software product

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have been completed or (2) the completeness of the working model and its consistency with the product design have been confirmed by testing.

Impact

The lack of organized supporting documentation for the DR-600 makes it difficult to determine the establishment of technological feasibility and to meet the requirements for the capitalization of software.

Suggested Solution

We recommend that detailed product design and business plans be prepared prior to the initiation of a software project, and that detailed records of the progress and testing of the project be organized on a quarterly basis.

Benefit

These procedures will ensure that amounts are being properly expensed or capitalized throughout the life of the project.

Condition

The Company does not have a formal procedure in place to reconcile inter-company accounts and transactions in accordance with FAS 52. During the consolidation process, we noted that there were inter-company transactions between companies that did not agree. We also noted that the Company was not adhering to the accounting and reporting requirements for translation of foreign currency transactions in accordance with FAS 52. Some of the unpaid inter-company transactions that were not deemed to be an investment were not being adjusted for foreign currency fluctuations to the income statement but instead to the equity adjustment account. As a result, management evaluated the inter-company balances (between the U.S. & DRIE/Mobitec AB and TwinVision & Transit-Media Mobitec) and determined that all transactions prior to January 1, 2004 would be treated as an investment between the Companies and would not be paid back in the foreseeable future (determined by the SEC to be at least 15 years).

Impact

Possible non-compliance with rules and regulations set for the by FAS 52 and the SEC.

Suggested Solution

We recommend that all activity between the U.S. entities and all foreign subsidiaries be reconciled on a monthly basis in order to maintain accurate inter-company payable and receivable balances.

Benefit

Management also needs to carefully monitor in what currency the transactions are originated in order to properly adjust the balances on the respective books through the income statement of the respective payee.

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Recently Issued Accounting Standards

The following accounting standards may affect the future financial reporting by Digital Recorders, Inc. and subsidiaries:

SFAS No. 150, Accounting for Certain
Financial Instruments with Characteristics
of both Liabilities and Equity

This Statement requires an issuer to classify certain freestanding financial instruments as liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for:

•	Mandatorily redeemable noncontrolling interests that would not have to be classified as liabilities by the subsidiary under the “only upon liquidation” exception, but would be classified as liabilities by the parent, the classification and measurement provisions (but not the disclosure provisions) are deferred indefinitely.

•	Other mandatorily redeemable noncontrolling interests that were issued before November 5, 2003, the measurement provisions (but not the classification and disclosure provisions) are deferred indefinitely.

The SFAS No. 150 definition of “mandatorily redeemable” is not the same as that of the SEC. The SEC’s guidance should be followed if the instrument meets the SEC’s definition, and SFAS No. 150 should be followed if the instrument meets that definition of mandatorily redeemable.

FASB Interpretation No. 46 (revised
December 2003), Consolidation of Variable Interest Entities

This Interpretation establishes standards for identifying a variable interest entity (VIE) and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this Interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. [Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004.] [Small business issuers must apply this Interpretation to all other types of VIEs at the end of the first reporting period ending after December 15, 2004.]

EITF Issue No. 00-21, Revenue
Arrangements with Multiple Deliverables

This Issue addresses accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. It is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

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SFAS No. 132 (Revised 2003), Employers’
Disclosures about Pensions and Other Post
Retirement Benefits

This Statement is generally effective for financial statements with fiscal years ending after December 15, 2003. Other effective date considerations include:

•	Disclosure of estimated future benefit payments (as of the date of the latest balanced sheet) expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter, is effective for fiscal years ending after June 15, 2004.

•	Companies with foreign plans may defer certain disclosures (the accumulated benefit obligation, estimated contributions, the measurement date, and certain information about plan assets) associated with those plans until fiscal years ending after June 15, 2004.

•	Employers are required to report various elements of pension and other benefit costs in interim financial statements for quarters beginning after December 15, 2003.

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Material Written Communications between Management and our Firm

Pursuant to SEC rules, copies of all material written communications between our Firm and the management of Digital Recorders, Inc. and subsidiaries must be provided to the audit committee prior to the filing of the auditor’s report with the Securities and Exchange Commission.

Items included are as follows:

•	Management letter dated April 13, 2004.

•	Audit representation letter dated April 14, 2004.

•	Major audit procedures

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Exhibit C

To the Audit Committee
Digital Recorders, Inc.
Durham, North Carolina

In planning and performing our audit of the financial statements of Digital Recorders, Inc. and subsidiaries for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the Company’s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Because of inherent limitation of internal control, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the degree of compliance may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following the reportable condition that we believe to be a material weakness.

Internal Control Policies and Procedures

Under current SEC rules, registrants are required to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that:

•	Transactions are executed in accordance with management’s general or specific authorization;

•	Transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with generally accepted accounting principles (GAAP) or any other criteria applicable to such statements, and (2) to maintain accountability for assets;

•	Access to assets is permitted only in accordance with management’s general or specific authorization; and

•	The recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to differences.

During our audit, we noted that there were not sufficient internal control policies and procedures over financial reporting to ensure that financial statements and schedules are reliable and accurate. To the extent that such internal controls do exist, they are more geared to routine transactions rather than non-routine and complex transactions. For example, the Company had difficulty with regard to developing schedules relating to the DR 600 capitalized software and reconciling inter-company transactions in accordance with FAS 52. The Company also had difficulty in determining the proper accounting for several 2003 financing transactions. Accounting department personnel would benefit from expanded training in these areas. We also noted numerous schedules that were prepared without internal review and approximately 140 adjustments were made to the trial balances presented during the audit fieldwork.

Further, on June 5, 2003, the SEC issued new rules on internal control over financial reporting that were mandated by Section 404 of the Sarbanes-Oxley Act of 2002 (the Act). These new rules require management reporting on internal controls over financial reporting. SEC rules already require management reporting on disclosure controls mandated by Section 302 of the Act. The new internal control report over financial reporting is required in the annual report of all registrants, other than registered investment companies and asset-backed issuers, and should include:

•	A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the company;

•	Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the end of the company’s most recent fiscal year;

•	A statement identifying the framework used by management to evaluate the effectiveness of the company’s internal control over financial reporting; and

•	A statement that the public accounting firm that audited the company’s financial statements included in the annual report has issued an attestation report on management’s assessment of the company’s internal control over financial reporting. The company must file the auditor’s attestation report as a part of the annual report.

The final SEC rules define “internal control over financial reporting” as a process that has the following:

•	Provides reasonable assurance that financial reports are reliable and prepared for external purposes in accordance with GAAP.

•	Includes policies and procedures that:

•	Pertain to the maintenance of accurate records in reasonable detail;

•	Provide reasonable assurance that –

•	Transactions are recorded as necessary to permit preparation of GAAP financial statements;

•	Receipts and expenditures are authorized; and

•	Unauthorized use or disposition of assets that could have a material affect on the financial statements is prevented or detected on a timely basis.

We recommend that management assess the effectiveness of the Company’s internal control policies and procedures over financial reporting in order to comply with the existing SEC rules as well as in order to comply with the new requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

*******

We also noted the following matters, which we consider to be reportable conditions, but that we believe do not rise to the level of a material weakness.

Segregation of Employee Duties

Internal controls are designed to safeguard assets and help prevent losses from employee dishonesty or error. A fundamental concept in an adequate system of internal control is the segregation of duties, which requires that no one individual has multiple responsibilities related to a transaction from inception to completion.

During our audit of Mobitec AB, we noted that one individual has the responsibility for approving vendors, approving and making cash disbursements, updating the general ledger and reconciling the monthly bank accounts. We suggest that the Company develop and implement policies to improve the segregation of duties related to cash functions, without impairing efficiency.

During our previous Transit-Media Mobitec audit, we noted that one individual has the responsibility for authorization of the deposit of cash receipts, recording of the cash received, as well as physical custody of the cash received. We suggest that the Company develop and implement policies to improve the segregation of duties related to cash receipts, without impairing efficiency.

Capitalized Software

During our review of capitalized software, we noted that the Company did not maintain documentation organized in such a fashion as to support the capitalization of one of its internally developed computer software projects, the DR-600. U.S. GAAP criteria related to the capitalization of internally developed computer software, specifies that the establishment of the point of technological feasibility is the critical point in establishing where to begin capturing costs to capitalize. To establish technological feasibility, at a minimum, the Company shall have performed either of the following two activities (1) a product design and a working model of the software product have been completed or (2) the completeness of the working model and its consistency with the product design have been confirmed by testing. The lack of organized supporting documentation for the DR-600 makes it difficult to determine the establishment of technological feasibility and to meet the requirements for the capitalization of software. As it took significant effort on the part of Management to later gather documentation to support the capitalization of the software, we recommend that detailed product design and business plans be prepared prior to the initiation of a software project, and that detailed records of the progress and testing of the project be organized at least quarterly to support the recorded amounts. These procedures will ensure that amounts are being properly expensed or capitalized throughout the life of the project.

Inter-company Reconciliation and Translation Gains/Losses

The Company does not have a formal procedure in place to reconcile inter-company accounts and transactions in accordance with FAS 52. During the consolidation process, we noted that there were inter-company transactions between companies that did not agree. We also noted that the Company was not adhering to the accounting and reporting requirements for translation of foreign currency transactions in accordance with FAS 52. Some of the unpaid inter-company transactions that were not deemed to be an investment were not being adjusted for foreign currency fluctuations to the income statement but instead to the equity adjustment account.

As a result, management evaluated the inter-company balances (between the U.S. & DRIE/Mobitec AB and TwinVision & Transit-Media Mobitec) and determined that all transactions prior to January 1, 2004 would be treated as an investment between the Companies and would not be paid back in the foreseeable future (determined by the SEC to be at least 15 years). We recommend that all activity between the U.S. entities and all foreign subsidiaries be reconciled on a monthly basis in order to maintain accurate inter-company payable and receivable balances. Management also needs to carefully monitor in what currency the transactions are originated in order to properly adjust the balances on the respective books through the income statement of the respective payee.

*******

In addition, we have the following comments and suggestions for your consideration.

Inventory

Inventory Cut-off

In performing the Digital Recorders purchase cut-off procedures, we noted that an order which was shipped in December 2003 was received in January 2004. The Company had agreed to terms of FOB shipping point and, therefore, the inventory received after year-end of approximately $36,000 should have been recorded in 2003. A journal entry to record the additional inventory and related accounts payable was added to the summary of adjustments passed. We recommend that management review shipping terms regularly by vendor in order to properly record inventory purchases and accounts payable in the proper periods for interim reporting and year-end purposes.

Slow Moving Inventory Reserve

During 2002 the Company developed a formal policy for the determination of its slow moving inventory reserve. Now that such a policy exists, management should implement these policies in the determination of its inventory reserves at both its quarterly and year-end filings. The implementation of this policy on a specific part, or category of part, basis will provide a consistent methodology for the determination of slow moving and excess inventory levels. Such a methodology, consistently applied, will become an important and more objective basis for determining one of the Company’s more significant accounting estimates.

Integration of Accounting and Inventory Systems at Mobitec Brazil LTDA

We noted that Mobitec Brazil LTDA’s accounting and inventory systems presently work independently of one another resulting in a duplication of data processing as well as being a source for potential errors. We recommend that management consider the integration of these systems to produce a more accurate inventory ledger, increase efficiency and cut down on the risk of data entry error.

Inventory Part Numbers at Mobitec AB

As previously reported, the Company stores strips and other components in plastic containers and the containers are labeled with a part number assigned by the vendor. This part number is different from the part number assigned by the Company. Company personnel may be required to refer to a cross-reference listing to determine the corresponding Company part number based on vendor part number. We suggest that the Company include the part number assigned by the Company to the container to ease in the identification of the item.

We also noted that the Mobitec AB inventory system is not set up to value work in process or finished good items. All assembled inventory items on hand are valued in the inventory system by its original purchase. For example, if there is an assembled item with 10 different parts, then the inventory value for each of those 10 items are and added to determine the value for the component part.

Most accounting systems will allow management to assign a part number to assemblies. Once the assembly has been completed, the inventory system should remove the items assembled from “raw materials” and put the value of the inventory into a new part number assigned for the “work-in-process” or a “finished good” item. This process will allow a more accurate count of the inventory. Bill of materials will require monitoring to determine the accuracy of the component parts included in the bill of material.

In addition, when physical inventories are taken, it is extremely difficult and time consuming to determine the value and quantity of the inventory due to the manual calculations that must be performed to identify the component parts within assemblies to arrive at proper quantities used to extend pricing. Management also requires cycle counts to be completed throughout the year. Because of the assemblies and finished goods on hand at any given point in time, it is difficult to obtain complete accuracy of the counts.

Purchase Invoices at Mobitec AB

As previously reported, the Company has binders to store all invoices received. Separate binders are used to store all receiving documents. Such a filing system makes it difficult to determine the date goods are received for a specific invoice. To ease this process, we suggest the receiver be attached to the actual invoice so both pieces of information are filed together.

Accounts Receivable

During our audit work we noted that credit memoranda, issued for the return of merchandise, were not always promptly recorded. Since the asset based lender bases availability of funds on the accounts receivable balance it is pertinent that these credit memoranda be promptly recorded so the correct borrowing base in reflected.

Fixed Assets

Fixed Asset Listings

During our analysis of Fixed Assets, we noted that there were multiple fully depreciated items on the current year listing. We recommend that the Company review the Fixed Asset listing and determine which assets are no longer of any benefit to the Company and which should be removed. This review will result in an updated Fixed Asset listing that properly reflects the assets being used by the Company. Such an updated listing could also result in reduced property taxes. In addition, performing an inventory of Fixed Assets currently being utilized would provide an opportunity to put numeric asset identifier tags on the assets. Use of identifier tags would facilitate the identification of assets when they are disposed of as well as enables the Company to more easily perform rotating Fixed Asset inventories to maintain accurate and complete records. Additionally, we recommend that the Company look for measures to establish improved communication between the various locations and Corporate in order that additions, disposals, and depreciation are reported in a more accurate and timely manner, and that activity is properly recorded in the interim period financial statements.

Capitalization

As previously reported, we noted that each of the Mobitec Companies have their own individual capitalization policy, with the highest capitalization level being the equivalent of approximately three hundred and fifty U.S. dollars. We recommend that these companies adopt DRI’s capitalization policy for Fixed Assets to eliminate any possible capitalization inconsistency between the domestic and foreign companies.

Accounts Payable — Foreign Purchasing Transactions

During our confirmation of Mobitec AB’s major vendor, we noted that this vendor’s balance was denominated in Euro. As this vendor is located in the Czech Republic, the country’s functional currency is the Koruna. Due to the fact that Mobitec AB’s payments to their major vendor are denominated in a currency other than that of either parties’ primary economic environment, under FAS 133, paragraph 15, a portion of each payment is considered to be an embedded derivative instrument. Under FAS 133, the portion of this contract considered to be an embedded derivative instrument requires separate disclosure. As the Czech Republic is currently moving towards joining the European Union, the Euro is considered to be acceptable as this vendor’s functional currency when applying FAS 133. Going forward, when entering into purchasing contracts with vendors outside of the Mobitec Group’s primary operating environment, we recommend that the Company assess the terms and possible impact of each contract taking into consideration FAS 133.

Warranty Reserves

Warranty claims can cause intangible as well as tangible costs associated with manufacturing and selling products. During our review of the foreign and domestic accrued warranty account, we noted there was no formal system to review paid warranty claims. We encourage management to use the accounting system to track warranty claims so they can analyze the costs to determine whether they are properly warranty costs as opposed to customer service costs.

Accrued Vacation

During our analysis of the Transit-Media Mobitec accrued vacation account, we noted that the Company has a liability to Robert W. Huber for 207 days, or ~$125,000, at December 31, 2003. Not only does this exceed the maximum carryover for accrued vacation, Mr. Huber is also no longer a direct employee of Transit-Media Mobitec. Accordingly, we recommend that the Company address the matter and settle the obligation.

During our review of the Mobitec AB accrued vacation account, we noted that the Company has a liability to the employees of approximately $210,000 for unused vacation time at December 31, 2003. As the average employee receives between four and six weeks of vacation per year, the size of the Company’s liability indicates that the majority of the Company’s employees are carrying close to the maximum allowable vacation. Further, we noted that there was no official policy requiring employees to take mandatory vacation. We recommend that the Company develop a mandatory vacation policy to require employees to take time off during the year. By doing this, the Company will be able to better manages this liability while also allowing for a rotation of different employee responsibilities between various individuals.

Accounting Department Personnel Training

Management’s commitment to the growth of the Company needs to include an ongoing commitment to develop and enhance the performance capabilities of the accounting department. Ongoing personal development plans would be beneficial for all accounting department personnel. At a minimum, these plans should, as previously noted, identify areas for improvement or areas of specialized focus; for example, suggested seminars, college courses, or books to read on new GAAP pronouncements, SEC rules and tax issues.

Accounting Policies and Procedures

During our audit we noted that policies, procedures and job descriptions concerning Accounting Department staff and the operations were not fully documented. Management should document Accounting Department responsibilities, policies and procedures to cover situations where personnel are unavailable due to vacation, illness or termination. Because of the complexity as well as changes in responsibility, we recommend that procedures for transaction initiation, authorization and processing be formally documented in an accounting procedures manual. The manual should include a chart of accounts, adequate explanations of account content, month-end and year-end closing procedures, appropriate descriptions for all accounting procedures and routines and all matters that bear directly or indirectly on the functioning of the system of internal accounting control. Once the manual is complete, subsequent revisions should be subject to formal approval procedures. Although such a manual will take some time to develop initially, it will take much less time if the current experienced employees prepare it than if subsequent employees have to reconstruct procedures each time there is a turnover in personnel.

Accounting Software

In conducting our annual review of your accounting software system, we were notified that the foreign currency module of Macola cannot perform the desired functions to handle foreign currency balances and transactions. We also noted continuous problems with the software in producing accurate reporting due to a complicated consolidation process and foreign currency issues. Currently, all foreign currency transactions and balances are manually calculated in excel and then entered into the accounting program. We recommend the Company evaluate the needs for a new accounting software program, which would include extensive capabilities relating to consolidation and foreign currency. During the accounting software selection process, the Company should consider purchasing and implementing a fixed asset module which will provide better tracking of data, calculate departmental expense, and interface with the general ledger, eliminating the need to manually perform these tasks.

As the Company evaluates the different accounting software packages suitable for a SEC registered company, there are a couple of features the new accounting software should have to help ensure the Company accounting system runs efficiently and effectively. The features to be considered are as follows: 1) The number of different accounting modules available, such as accounts payable, inventory, fixed assets, development, foreign currency, etc., and how they integrate with the general ledger module. 2) The ease of budgeting revenue and expense by department. 3) Chart of account maintenance relating to creation and deletion of accounts and/or departments. 4) The functionality of the report writer included with the software package to produce customized reports. In addition to the items listed above, there are many other features of the accounting system that may need to be evaluated during your selection process. A well-developed selection process will ensure that the accounting software will help the accounting system run efficiently and effectively and will produce the necessary output to help with management’s decision-making process.

Transfer Pricing

The Company should ensure that its transactions between domestic and foreign sister companies comply with the arms-length standard set out in U.S. Statutes and regulations. The Congress, in its belief that taxpayers use transfer pricing to improperly manage their U.S. tax obligations, significantly strengthened the potential penalties related to transfer pricing adjustments. The penalties can be up to 40% of any tax assessed. A reprieve was included, however. When a taxpayer bases transactions on the results of a transfer pricing study performed in accordance with the regulations, no penalties will be assessed, even if an adjustment is made. Recently finalized regulations detail the required contents. To be valid, the study must be in place by the due date of the Company’s tax return.

A company engaged in international business that does not have a transfer pricing study available will be viewed with increased suspicion by IRS agents. Basing pricing on such a study gives added certainty to your tax results. In addition, a study will result in a range of possible prices from which to choose. When no study is done, the IRS can set the pricing to its best benefit. We have found that in the course of performing these studies numerous tax and business planning opportunities can also be identified.

*******

This report is intended solely for the information and use of the audit committee, Board of Directors, management, and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

Raleigh, North Carolina
March 31, 2004

Exhibit D

MEMO

TO:	Colby Daughtry

DATE:	April 8, 2004

FROM:	Larry Taylor

RE:	Deferred Tax and valuation allowance

Colby,

Find attached our computation for the valuation allowance.

1.	Deferred tax expense and 100% valuation allowance.

96.	The Board believes that the criterion required for measurement of a deferred tax asset should be one that produces accounting results that come closest to the expected outcome, that is, realization or nonrealization of the deferred tax asset in future years. For that reason, the Board selected more likely than not as the criterion for measurement of a deferred tax asset. Based on that criterion, (a) recognition of a deferred tax asset that is expected to be realized is required, and (b) recognition of a deferred tax asset that is not expected to be realized is prohibited.

See attached table at end of this memo.

DRI has an increase in deferred tax assets of $518,347 or 29 % from the prior year amount of $1,778,663 which primarily resulted from NOL carry forwards and tax benefits derived. Based on the present numbers, at the100%, the valuation reserve would decrease by $1,337,000 or 146% from the December 31, 2002 year-end balance of $913,000.

Based on our assumptions of both 2003 past quarter’s profitability and expected future quarters profitability (based on actual Q1-2004 sales and majority of expenses posted and recorded), then we assumed a valuation allowance of $1,355,551 or 59% which is a weighted average percentage allocated 100% for the foreign deferred tax assets ($985,000) and 28% ($370,551) to the U.S. companies.

Kindest regards,

LAT

5949 Sherry Lane, Suite 1050 * Sterling Plaza Bldg. Box 26
Dallas, Texas 75225
DID (214) 378-9476 Fax: (214) 378-8437

DIGITAL RECORDERS, INC.

SUMMARY OF DEFERRED TAX ASSETS AND VALUATION
RESERVE YEARS 2000 — 2003

						Management
particulars	31-Dec-00	13-Dec-01	31-Dec-02	31-Dec-03	Variance	31-Dec-03
Bad Debt Reserve	21,205	41,105	57,809	45,570	(12,239)	45,570
Inventory	17,349	23,711	69,764	92,363	22,599	92,363
Inventory 263	46,189	66,923	65,997	100,579	34,582	100,579
Warranty	23,132	23,133	23,746	23,746	—	23,746
Deferred rent	—	—	25,966	13,256	(12,710)	13,256
Intangibles	31,768	108,876	324,595	141,756	(182,838)	141,756
Start up costs	207,328	207,328	—	—	—	—
Amortization	2,571	(236,195)	(317,765)	(188,946)	128,818	(188,946)
Accum Depreciation	(80,994)	(11,686)	—	—	—	—
State NEL	60,720	7,474	109,576	155,101	45,525	155,101
			59,715	0	(59,715)	—
Federal NOL	691,114	336,892	257,994	867,006	609,011	867,006
Tax credits	87,908	87,908	87,908	87,908	0	87,908
Translation benefits	170,373	215,593	17,599	—	(17,599)	—
DRI-E loss C/Fs-foreign	14,855	61,795	—	—	—	—
Accrued compensation EIC	—	—	79,325	32,563	(46,762)	32,563
Other	1,789	22,852	11,435	(58,891)	(70,326)	(58,891)
Rounding	879	(8,560)	—	—	—	—
TMloss C/Fs	670,000	800,000	905,000	985,000	80,000	985,000

	1,966,186	1,747,149	1,778,663	2,297,011	518,347	2,297,011
Valuation reserve	(1,795,813)	(900,000)	(913,000)	(1,528,947)	(615,947)	(1,528,947)

Net deferred asset	170,373	847,149	865,663	768,064	(97,600)	768,064

test	170,373	847,149	865,663	768,064	(6,935.58)
	0	0	0	0

Note 1 — assumes 2003 at historical levels and adjusted for abnormal 4th quarter, discounted by 60% for conservatism in forward review of operating income for the consolidated U.S. operations

Note 2 — assumes 2004 pre-tax income for 2005, based on expected Q1-2004 and projected balance of year, discounted by 60% for conservatism in extending operating income for the consolidated U.S. operations

Note 3 — assumes 2005 pre-tax income for 2006, discounted by 60% for conservatism in extending operating income for the consolidated U.S.operations

	Pre-tax U.S.	Factor	Adjusted
Proforma 2004	1,767,997	40.0%	707,200	1
2005	2,134,598	40.0%	853,800	2
2006	3,006,082	40.0%	1,202,400	3
rounding			5,600

Total taxable income			2,769,000
Federal tax rate			34.0%

Total deferred tax asset			941,460

deferred tax assets at 12/31/02			848,064
less: foreign losses T-MM			(80,000)

31-Dec-03			768,064

5949 Sherry Lane, Suite 1050 * Sterling Plaza Bldg. Box 26
Dallas, Texas 75225
DID (214) 378-9476 Fax: (214) 378-8437

DRI’s gross deferred tax assets at 12-31-03 consisted of the following:

12/31/2003	DRI	TWV	FED	FOREIGN	TOTAL
				TM/DRIE		Per footnote		OTHER
Bad Debt Reserve	1,878	4,544	39,148	—	45,570		45,570	45,570
Inventory	3,193	9,822	79,348	—	92,363
Inventory Reserve	5,157	9,016	86,406	—	100,579	192,942
Deferred Rent Expense	(8,813)	—	22,069	—	13,256		13,256	13,256
Warranty Res	1,115	2,231	20,400	—	23,746		23,746	23,746
Intangible Assets	15,749	29,991	96,016	—	141,756
Accum. Amort.	(22,399)	(29,991)	(136,556)	—	(188,946)	(47,190)		(47,190)
State NEL	28,825	126,276		—	155,101
Additional					0
Federal NOL			867,006	—	867,006	1,022,106
Tax credits			87,908	—	87,908	87,908
Translation benefits					0
DRI-E loss C/Fs-foreign				985,000	985,000		985,000
TMloss C/Fs					0	0
Accrued compensation	3,885	—	28,677	—	32,563		32,563	32,563
Rounding				—	0		0
Other		3,086	(61,977)	—	(58,891)		(58,891)	(58,891)

1,312,011	28,590	154,975	1,128,445	985,000	2,297,011	1,255,766	1,041,244	9,054
LAT percentages	-87.4%	-93.6%	-97.0%	-100.0%			2,297,011

Valuation reserve	—	—	(543,947)	(985,000)	(1,528,947)

Net deferred asset	28,590	154,975	584,498	0	768,064	768,064	0

5949 Sherry Lane, Suite 1050 * Sterling Plaza Bldg. Box 26
Dallas, Texas 75225
DID (214) 378-9476 Fax: (214) 378-8437

Exhibit E

August 5, 2004

Mr. Keith Wallace, Audit Partner
McGladrey & Pullen, LLP
1201 Edwards Mill Road, Suite 300
Raleigh, North Carolina 27607

Re: Significant Items to Discuss – Audit Committee Meeting August 2, 2004

Dear Keith:

Please find below the Company’s reply to the Significant Items to discuss bullet that were detailed in Section 1. General Items for Discussion in the Procedures Performed during SAS 100 Interim Review for the quarter ended June 30, 2004. We respectfully request your concurrence on the Company’s determination and evaluation for the items detailed below.

Series F Accounting Treatment

We have determined the value of the Series F reformation to be a net benefit of $315,126 utilizing your recommended accounting procedures under EITF Topic D-42, EITF 98-5 and EITF 00-27. Please see Exhibit A attached for details of the calculation.

[ * * * ]

Deferred Tax Asset Assessment

The limitation on recognizing NOLs related to IRS Code Section 382 has been disclosed in the current Form 10-Q.

Respectfully submitted,

Digital Recorders, Inc. and Subsidiaries

Lawrence A. Taylor
Chief Financial Officer

Bedford D. Moss
Chief Accounting Officer

CC.	C. James Meese, Audit Committee Chairman John K. Pirotte John D. Higgins

5949 Sherry Lane, Suite 1050
Dallas, Texas 75225
(214) 378-9476    Fax: (214) 378-8437

Exhibit A

Accounting for the Series F Reformation as a Redemption as recommended by M&P

EITF Topic D-42: The Effect on the Calculation of Earnings per Share for the Redemption or Induced

Commitment Date:	31-Mar-04
Closing Stock Price:	$2.42
Fair Value of reformed Series F stock on the commitment	$1,815,000	1
Carrying Value of Preferred Stock
Preferred stock	$1,500,000
Additional paid in capital — Beneficial Conversion Charge	351,313
Additional paid in capital — Value of Warrants	351,313
Issuance Cost	(75,000)

	$2,127,626

Excess Carrying Amount over Fair Value (Positive Impact)	$312,626

Calculation of Beneficial Conversion Charge:
Fair Value of Securities Redeemed (638,298 * 2.42)	$1,544,681
Fair Value of Warrants Redeemed (319,149 * 1.77)	565,112

Total Fair Value of Redeemed Securities (“Proceeds”)	$2,109,793

Market price at commitment date	$2.42
Exercise price	$2.00		Per Agreement
Number of convertible shares	750,000		Per Agreement
“New effective” conversion price	$2.81
Compute beneficial conversion feature:
Market price at commitment date	$2.42
New effective conversion price	$2.81

Intrinsic value (negative amount shown as -0-)	$—
Times number of converted shares	750,000

Beneficial conversion feature	$—

1. 300 share of Series F, $5,000 face value, convertible @ $2.00 per common share

There is not a beneficial charge related to the “redemption” because “proceeds” for the reformed Series F equals the consideration received from Dolphin on the “redemption” date, not the $1,500,000. In other words, consideration received equals the fair value of the original Series F certificate and warrant on the redemption date totaling $2,109,792.83; resulting in an effective conversion price of $2.81 which is higher than the stock price on the commitment date. Therefore, the beneficial conversion feature does not have an intrinsic value to the holder. If the fair value (consideration) received exceeds the fair value (consideration) given up, there is not a beneficial charge. This position is based on two separate and distinct transactions.

The date of valuation for this transaction is the commitment date of March 31, 2004. The commitment date is the date when an agreement as to terms has been reached and the investor is committed to purchase convertible securities based on those terms (that is, performance by the investor is probable because of sufficiently large disincentives for nonperformance).

5949 Sherry Lane, Suite 1050
Dallas, Texas 75225
(214) 378-9476 Fax: (214) 378-8437

Exhibit F

     The documents contained in the remainder of this exhibit are email correspondence between our management or members of our Audit Committee and our former auditors. Messrs. Turney, Taylor and Moss are officers of Digital Recorders. Messrs. Meese, Pirotte and Higgins are members of our Audit Committee. Messrs. Daughtry, Wallace, Hanson and Amundson and Ms. Owenby are representatives of McGladrey & Pullen, L.L.P., our former auditors. Redacted information is indicated by brackets and asterisks.

EMAIL NO. 1

From:	Colby Daughtry
Sent:	Friday, August 08, 2003 1:10 PM
To:	Jim Meese
Subject:	Re: FW: Deferred tax entry for Q2

SORRY IF YOU HAVE GOTTEN THIS MORE THAN ONCE. OUR POWER HAS BEEN ON AND OFF 10-15 TIMES THIS MORNING DUE TO THE STORM.

Jim,

Here is a brief summary of what transpired from our perspective.

Throughout the latter portion of the fieldwork I had reminded Larry that the income tax entries did not appear to yield the appropriate relationship of pretax income to after tax income. Here is an excerpt of an email I sent to Larry with questions needing to be resolved on Thursday 07/31/03.

"(7) We also need to get backup for the tax entries that have been made in the 2nd quarter of 2003. I can not tell what has been done, but with the large income for the second quarter, there needs to be a relatively good “mini” tax provision to have an appropriate income tax rate on the interim tax provision.”

I believe Larry still thought there was going to be an offset between the income tax expense and the income tax benefits in the various jurisdictions, as had occurred in previous quarters. When the 10-Q was sent out on Friday evening late, the tax entries had still not been resolved and we talked about this again on Monday prior to the committee meeting. On Monday I still had not seen any backup at that time but I also knew there was going to be significant discussion at the Committee meeting on Tuesday which might even change pretax income, which would have impacted any tax entries. Indeed, the pretax numbers did change but only slightly.

As of the Tuesday meeting, we had not seen the backup. You should remember that there was discussion a couple of times during the audit committee meeting that the effective tax rate was not normal. You also inquired about the “customary relationship” paragraph in the MD&A and we again reminded all that this needed to be resolved. Larry sent the backup supporting the tax allocations and estimates for the remainder of the year about mid-day on Wednesday and I reviewed them that night.

I immediately noted that the schedules were correct for the “current” tax provision but, simply put, had overlooked the “deferred” tax asset impact. The schedules properly supported the conclusion that there were no “current” taxes due because the carryforwards offset the taxable income. However, Larry had overlooked the fact that the deferred tax asset related to the carryforwards needed to be reduced because they had been utilized. While there is obviously no cash flow effect to this entry, there is indeed a P&L effect. The reduction of $190K reflects the utilization of approximately $500K of taxable income at an effective federal and state rate of approximately 38%.

I would be pleased to discuss further if you have follow up questions.

Regards,

Colby

Jim Meese
08/08/2003 11:25 AM

To:	Colby Daughtry
cc:
Subject:	FW: Deferred tax entry for Q2

Colby -

I would like an email reply, as requested in my email to you of yesterday. This situation is of concern to the Audit Committee, and we would like a better understanding of why this happened in the manner it did, from your point of view. The committee has some figuring out to do on this one.

Regards,

Jim Meese

-----Original Message-----
From:	Jim Meese
Sent:	Thursday, August 07, 2003 6:09 PM
To:	Colby Daughtry
Subject:	FW: Deferred tax entry for Q2

Colby -

Should not have McGladrey been on to this issue long before today? Especially since tax work is not done inside DRI????

I would like to have your point of view on this. It’s not like this is a $2,500 adjustment!!

Cordially,

Jim Meese

EMAIL NO. 2

Colby Daughtry
10/22/2003 09:22 AM

To:	Dave Turney
cc:	Larry Taylor, Jim Meese, Bedford Moss
Subject:	RE: Question related tro new Series F Convertable Preferred Stock

Dave,

Sorry to be the “messenger of bad tidings” regarding this item. Is the “O” you mentioned below the “bullseye” on my back???

I spent a good part of Tuesday looking at DRI’s situation again with LAT and Bedford and it clearly appears to be “dead on” with the examples in the accounting standards that I previously mentioned.

However, please note that while the Black Scholes model is the required methodology for determining fair value of options, it is not necessarily required for valuing warrants. It is just used often for simplicity sake due to its mathematical and computational nature. Many companies will engage an underwriter, investment banker, appraiser, etc. to come up with an alternative model for the fair value determination of warrants. Would this be an alternative DRI might want to consider?? As independent auditors, we would be able to “sign off” on the valuation of these type of specialists as long as their assumptions were reasonable.

As an FYI, I am attaching a calculation of what the B-S model might come up with and the accounting entries that would probably be required. It looks like the impact would be about $.18 per share. Bedford has a copy of the B-S model as well.

I am also copying Jim Meese on this email as well since he had also requested a copy of the calculation.

Please do not hesitate to call if you have questions.

Regards,

Colby

Dave Turney
10/20/2003 12:36 PM

To:	Colby Daughtry
cc:	Larry Taylor
Subject:	RE: Question related tro new Series F Convertable Preferred Stock

Hello Colby? or maybe it is the “hello” absent the “O”?.

I am sorry but, as I told LAT, I absolutely do not understand this. How can there be an Income statement charge for something that may never happen? I could understand an Income Statement charge if and when the Warrants were exercised? but a charge now on the “what-if” basis? Are accounting regulations designed to speculate?

The base deal with Dolphin is the very essence of what I am saying here. Dolphin wanted a “put” on the basis that the trading might never be high enough for them to convert and sell. We replaced that with the alternative “lowered strike price and dividend” approach. This being in the deal is the very proof that there is doubt that the price of TBUS will be even above $2.35. If that is the case, which it is? then how can there be assigned a position to the Warrants, which are based on $3 strike price, such that there is any current period Income Statement implication whatsoever?

Further, the history of TBUS price, Vs the $3 on the Warrants, says that the ability to predict any price above $3 is impossible; in the past few years there have been very short and infrequent time periods when the price was above $3. How there can there be any value assigned??

Finally? how can there be a $1,000,000 charge to get $1.5 million????

Something stinks here, Colby; take another look based on these facts!

Best Regards;
Dave T

NOTE: This e-mail message, including any attachments, is confidential and intended only for the person or persons originally addressed. Further, it may be protected by certain agreements, legal privilege, legal precedent or law. It must not be read by or disclosed to any person other than the intended recipient without the express permission of the sender. If this e-mail message is received by anyone other than the designated recipient, please delete it, including all attachments, and notify the sender immediately by return e-mail.

-----Original Message-----
From:	Colby Daughtry
Sent:	Monday, October 20, 2003 12:38 PM
To:	Dave Turney
Cc:	Colby Daughtry; Larry Taylor
Subject:	Re: Question related tro new Series F Convertible Preferred Stock

Dave,

Congratulations on getting the “put option” out of the the agreement.

With regard to your specific question below, please see the following:

ITEM # 1:

The answer to your question was easily found in the accounting standards and is as follows ( with comments/emphasis added in “blue bold” by me):

If a security that becomes convertible only upon the occurrence of a future event outside the control of the holder or a security is convertible from inception but contains conversion terms that change upon the occurrence of a future event (ie, it has contingent conversion features) , any contingent beneficial conversion feature should be measured at the commitment date but NOT recognized in earnings until the contingency is resolved.

An example similar to DRI’s situation is in the accounting standards is as follows:

If the convertible debt security has a contingent conversion feature that will reduce the conversion price if the fair value of the underlying stock declines after the commitment date to or below a specified price a beneficial conversion amount must be recognized when the reduction occurs. For example, assume Company A issues for $1 million a convertible debt instrument with a conversion option that allows the holder to convert the instrument at $12.50 per share for 80,000 shares of common stock. The fair value of the common stock is $10 at the commitment date. At this point there is no beneficial conversion amount (fair value < conversion price). However, the debt instrument also provides that if the market price of Company A’s common stock falls to $7 or less at any point during the conversion term, then the conversion price resets to $8.75 per share (and is now convertible into 114,286 shares). A contingent beneficial conversion amount of $142,858 (($10-$8.75)*114,286) is required to be calculated at the commitment date but is only recorded when and if Company A’s stock price falls to $7 or less.

Conclusion: There is no immediate accounting charge in the DRI example for the contingent features.

ITEM #2:

Knowing DRI’s desire to not have any income statement EPS effect, I called LAT Friday morning with a concern about one of the other “bullets” in the summary agreement involving the 50% warrant coverage. LAT has now sent me the warrants agreement.

In simple terms, a fair value needs to be assigned to the warrants using the Black-Scholes method, which reduces the fair value assigned to the preferred stock issue. This results in a “new effective conversion price” for the preferred stock which will result in a beneficial conversion charge also being a hit to the income statement.

A similar example (for convertible debt rather than convertible equity) from the accounting standards follows:

In circumstances in which convertible securities are issued with any detachable instruments, such as warrants, in order to determine the amount to be allocated to the beneficial conversion feature, the issuer must first allocate the proceeds between the convertible instrument and the detachable instruments using a relative fair value method ( usually the Black-Scholes method). Then the value of the beneficial conversion feature would be computed using the proceeds allocated to the conversion securities. Costs of issuing the instruments do not affect the calculation and should not be offset against the proceeds in the calculation.

When computing the beneficial conversion feature, the effective conversion price should be used versus the specified conversion price in the instrument. For example, assume the following facts:

•	Company A issues for $1 million convertible debt with a par value of $1 million and 50,000 detached warrants.

•	The convertible debt has a specified conversion price of $10 per share ? therefore the holder would receive 100,000 shares of common stock upon conversion.

•	The fair value of the common stock at the commitment date is $10.

•	The fair value assigned to the debt is $750,000 and $250,000 was assigned to the warrants.

In this situation there would be a beneficial conversion feature as the new effective conversion price is $7.50 ($750,000 / 100,000 shares). Therefore the intrinsic value of the beneficial conversion feature is $250,000 (100,000 shares * ($10.00 — $7.50). The total debt discount immediately after the initial accounting performed is $500,000 ($250,000 from the allocation to the warrants and $250,000 beneficial conversion feature). Note that the same answer would result if the debt had been issued without detachable warrants for $750,000 in proceeds.

Conclusion: It appears the DRI warrant clause is similar to this example and there will be an income statement charge (as a dividend) upon issuance. Obviously this will be a noncash cash charge to the income statement. My preliminary initial assessment of the DRI accounting effect is in the $900-950K (or +/- $.23 per share) range.

In the DRI situation the factors you would assume in the valuation of the warrants are either in the warrant agreement itself or relatively straightforward. The fluctuation of the DRI stock value will be the factor with the most negative effect because it results in a higher assigned value to the warrants. The only way to completely avoid the income statement charge as a dividend would be to eliminate the warrants provision.

Please call if you need additional information.

Regards,

Colby

Dave Turney
10/17/2003 06:44 AM

To:	Colby Daughtry
cc:	Larry Taylor
Subject:	Question related tro new Series F Convertable Preferred Stock

Hello Colby:

Thanks for the timely answer to my question about balance sheet treatment of the new Series F Preferred wherein an end of period “put” was included. The latest on this is that, as I mentioned in an e-mail message Wednesday, we have eliminated the “Put” provision. The security is now redeemable strictly at company discretion thus removing any doubt about being treated as “Equity”.

In achieving this change and still accommodating the wishes of the investment fund involved, we structured an arrangement which now reads basically as follows (the refers only to the area of the prior “put”):“if at the end of the fifth year, conversion under XXX above has not been effected, solely due to the trading price of TBUS being at or below the Conversion Price, then at that point: A) the conversion price is reduced to$2.00/share; and, B) the company will commence payment of Dividends at a 10%annually rate payable quarterly in arrears, unless the company, at its sole discretion, elects to redeem the Preferred shares at face value at or after that time”

There are multiple scenarios under which the fund would convert; these are definable but unpredictable. Odds are strongly inclined to the scenario that the fund will convert-out as TBUS price moves upward above $3/share and the five year term is in its late hours. Further, the fund is obligated to convert with RenCap (and recognize that RenCap is out of DRI ahead of the term expiration of this new Series F Preferred so they would have converted if they have any appreciable gain their $2.00 Conversion price). Further, if TBUS hits $6 they are forced to convert. Additionally, they could elect conversion at any time they wanted to lock-in gains and achieve some liquidity. These are just examples supporting my statement that “there are multiple scenarios under which the fund would convert”.

The issue I am addressing is that we wish to avoid an accounting charge for the “what-if” on the $2.00 conversion price five years from now. The base conversion price is $2.35 which was “at market” at the date the deal was made. So, going in we have no Income Statement charge; the only question is about the $2.00/share five years hence. My position is that, given the multiple events triggering conversion, and the option for the company to take-out this Preferred at the time the $2 becomes possible, and the fact that the fund involved might well decide to stay in and collect the 10% if we did not take them out for cash at face value (effectively the $2.35/Share), all serves to create an impossibility of establishing the need for and amount of any Income Statement charge, so therefore there is no valid and defensible basis for any charge at this time. Do you agree?

Best Regards;
Dave T

David L. Turney; Chairman, CEO, & President
DRI

NOTE: This e-mail message, including any attachments, is confidnetial and intended only for the person or persons origially addressed. Further, it may be protected by certain agreements, legal privilege, legal precedent or law. It must not be read by or disclosed to any person other than the intended receipient without the express permission of the sender. If this e-mail message is received by anyone other than the designated receipient, please delete it, including all attachments, and notify the sender immediately by return e-mail.

EXAMPLE FROM ACCOUNTING STANDARDS
Step			Comment
1 Summarize information related to issue:
Proceeds	1,500,000		Per warrant agreement
Market price at commitment date	$2.35		Actual
Exercise price	$3.00		Per warrant agreement
Number of convertible shares	638,298		" " "
Number of warrants issued	319,149		" " "
2 Compute fair value of warrants issued:
See Black Scholes computation at “Warrant summary” tab	458,758		Per other three tabs
3 Compute relative fair values of equity issued:	$	%
Preferred stock	1,500,000	0.76579	Per above
Warrants	458,758	0.23421	Per step 2 above

	1,958,758	1.000000

4 Assign proceeds received to separate elements:
Total proceeds received	1,500,000		Per warrant agreement
Allocated to warrants	351,313		23%
Allocated to preferred stock	1,148,687		77%
5 Compute “new effective” conversion price:
Proceeds allocated to convertible preferred stock	1,148,687		Per step 4 above
Number of convertible shares	638,298		Per warrant agreement
“New effective” conversion price	$1.80
6 Compute beneficial conversion feature:
Market price at commitment date	$2.35		Actual
New effective conversion price	$1.80		Per step 5 above

	$0.55
Times # of convertible shares	638,298		Per warrant agreement

Beneficial conversion feature	351,313

7 Record accounting entries as required by EITF 00-27	Debit	Credit
To record value of preferred stock and warrants issued:
Cash	1,500,000
Preferred dividends	351,313
Preferred stock		1,500,000
Additional paid in capital		351,313
To record beneficial conversion feature as result of new effective conversion price:
Preferred dividends	351,313
Additional paid in capital		351,313
8 Compute EPS effect on income available to common shareholoders
Income statement effect	702,626
Common shares outstanding	3,944,475
EPS effect-basic	$0.18
EPS effect-diluted	TBD

Digital Recorder
Date

					Estimated
					Forfeiture	Option Value	Corporate Tax			Number	Net Value
Name of		Number	Value per	Gross Value	Rate	Net of Est.	Rate (if	Tax	Net Value	Cancelled/	Remaining
Receipient/Group	Year	of options	Option	of Options	(Percentage)	Forfeitures	applicable - %)	Benefit	of Options	Expired	to be Amort
Preferred Stock Warrants	2003	319,149	1.44	458,758.40		458,758.40		—	458,758.40		458,758.40

		319,149		458758.3979					458758.3979	0	458758.3979

NOTE: This spreadsheet can have rows added for additional recipients / groups. You must add the rows to the “Option Information” spreadsheet also. Be sure to copy formulas appropriately.

User must input information

	Stock Price		Term (Exp	Annual Rate
INPUT VARIABLES	on Date of	Exercise	time to	of Quarterly	Discount
Name or receipient / group	Issuance	Price	exercise)	Dividends	Rate	Volatility
Preferred Stock Warrants	2.37	3.00	7	0.000%	3.600%	64%

[Additional columns below]

[Continued from above table, first column(s) repeated]

COMPUTATIONS
	Call Option	PV of	PV of		Proportion of	Proportion of
INPUT VARIABLES	Value -	Stock Ex-	Exercise	Cumulative	Stock	Exercise Price
Name or receipient / group	per option	dividend	Price	Volatility	Present Value	Present Value
Preferred Stock Warrants	1.44	2.37	2.34	169.66%	80.42%	-20.04%

HISTORICAL VOLATILITY

Computed volatility	64.13%	This formula must be adjusted so that the last E cell with a computation as indicated in this portion of the formula: STDEV(E9..E____)
Observations per year	52

	Date	Stock Price	Dividend	Continuously compounded rate of return	52 weeks	20 quarters	Daily
1		2.050			2.050	1.469	2.40
2		2.240		0.088636	2.240	1.750	2.45
3		2.350		0.047939	2.350	1.844	2.50
4		2.360		0.004246	2.360	1.875	2.46
5		2.325		-0.014942	2.325	3.875	2.48
6		2.340		0.006431	2.340	2.375	2.37
7		2.200		-0.061694	2.200	2.031	2.37
8		2.270		0.031322	2.270	2.625	2.37
9		2.378		0.04648	2.378	1.563	2.50
10		2.450		0.029828	2.450	1.625	2.38
11		2.430		-0.008197	2.430	2.170	2.49
12		2.240		-0.081415	2.240	2.200	2.47
13		2.010		-0.108341	2.010	2.400	2.45
14		2.400		0.177334	2.400	3.450	2.55
15		2.100		-0.133531	2.100	3.000	2.63
16		2.011		-0.043305	2.011	2.300	2.50
17		2.380		0.168468	2.380	2.400	2.42
18		2.800		0.162519	2.800	2.500	2.43
19		2.300		-0.19671	2.300	2.678	2.55
20		2.300		0	2.300	2.630	2.43
21		2.310		0.004338	2.310		2.63
22		2.690		0.152294	2.690		2.73
23		2.500		-0.07325	2.500		2.63
24		2.210		-0.123298	2.210		2.57
25		2.150		-0.027525	2.150		2.38
26		2.500		0.150823	2.500		2.38
27		2.400		-0.040822	2.400		2.50
28		2.500		0.040822	2.500		2.50
29		2.500		0	2.500		2.50
30		2.740		0.091667	2.740		2.44
31		2.350		-0.153543	2.350		2.42
32		2.750		0.157186	2.750		2.42
33		2.785		0.012647	2.785		2.40
34		2.790		0.001794	2.790		2.42
35		2.820		0.010695	2.820		2.24
36		2.900		0.027974	2.900		2.42
37		2.520		-0.140452	2.520		2.50
38		2.450		-0.028171	2.450		2.50
39		2.550		0.040005	2.550		2.50
40		2.560		0.003914	2.560		2.50
41		2.650		0.034552	2.650		2.50
42		2.280		-0.150384	2.280		2.50
43		2.270		-0.004396	2.270		2.36
44		2.420		0.063988	2.420		2.29
45		2.310		-0.04652	2.310		2.27
46		2.270		-0.017468	2.270		2.27
47		2.500		0.096511	2.500		2.27

	Date	Stock Price	Dividend	Continuously compounded rate of return		52 weeks	20 quarters	Daily
48		2.420		-0.032523		2.420		2.46
49		2.420		0		2.420		2.46
50		2.500		0.032523		2.500		2.46
51		2.730		0.088011		2.730		2.31
52		2.420		-0.120534	The formula in this cell must be copied down when more observations are added	2.420		2.43

Daily		Daily		Daily
53	2.45	91	2.51	129	2.50
54	2.49	92	2.51	130	2.50
55	2.48	93	2.75	131	2.50
56	2.42	94	2.71	132	2.50
57	2.42	95	2.90	133	2.50
58	2.42	96	2.80	134	2.50
59	2.31	97	2.85	135	2.50
60	2.31	98	2.79	136	2.50
61	2.27	99	2.78	137	2.40
62	2.27	100	2.82	138	2.40
63	2.46	101	2.87	139	2.40
64	2.46	102	2.87	140	2.40
65	2.28	103	2.82	141	2.40
66	2.28	104	2.79	142	2.50
67	2.37	105	3.00	143	2.50
68	2.55	106	3.00	144	2.40
69	2.37	107	3.00	145	2.50
70	2.41	108	2.75	146	2.50
71	2.65	109	2.75	147	2.15
72	2.67	110	2.85	148	2.15
73	2.43	111	2.65	149	2.29
74	2.69	112	2.55	150	2.31
75	2.69	113	2.50	151	2.31
76	2.56	114	2.75	152	2.31
77	2.56	115	2.36	153	2.21
78	2.68	116	2.50	154	2.50
79	2.68	117	2.50	155	2.50
80	2.55	118	2.50	156	2.50
81	2.55	119	2.35	157	2.50
82	2.55	120	2.35	158	2.50
83	2.55	121	2.31	159	2.35
84	2.45	122	2.31	160	2.46
85	2.45	123	2.60	161	2.46
86	2.45	124	2.74	162	2.57
87	2.45	125	2.75	163	2.69
88	2.60	126	2.80	164	2.70
89	2.52	127	2.75	165	2.65
90	2.52	128	2.50	166	2.61

Daily		Daily		Daily
167	2.50	214	2.43	261	2.00
168	2.31	215	2.62	262	2.06
169	2.30	216	2.62	263	2.05
170	2.30	217	2.57	264	2.19
171	2.30	218	2.50	265	2.10
172	2.30	219	2.45	266	2.15
173	2.30	220	2.45	267	2.30
174	2.30	221	2.38	268	2.25
175	2.30	222	2.50	269	2.14
176	2.30	223	2.38	270	2.14
177	2.30	224	2.37	271	2.17
178	2.31	225	2.21	272	2.29
179	2.39	226	2.27	273	2.29
180	2.50	227	2.25	274	2.29
181	2.45	228	2.27	275	2.29
182	2.80	229	2.21	276	2.48
183	2.45	230	2.00	277	2.49
184	2.40	231	2.28	278	2.49
185	2.40	232	2.26	279	2.49
186	2.36	233	2.20	280	2.49
187	2.38	234	2.28	281	2.49
188	2.15	235	2.27	282	2.49
189	2.25	236	2.25	283	2.35
190	2.01	237	2.34	284	2.30
191	2.01	238	2.34	285	2.45
192	2.11	239	2.34	286	2.29
193	2.11	240	2.34	287	2.70
194	2.12	241	2.41	288	2.50
195	2.09	242	2.41	289	2.58
196	2.10	243	2.25	290	2.60
197	2.31	244	2.39	291	2.60
198	2.10	245	2.25	292	2.60
199	2.40	246	2.35	293	2.62
200	2.36	247	2.36	294	2.62
201	2.40	248	2.36	295	2.62
202	2.40	249	2.36	296	2.62
203	2.40	250	2.30	297	2.62
204	2.35	251	2.30	298	2.74
205	2.01	252	2.35	299	2.74
206	2.03	253	2.35	300	2.75
207	2.10	254	2.27	301	2.75
208	2.19	255	2.09	302	2.71
209	2.24	256	2.19	303	2.59
210	2.21	257	2.15	304	2.41
211	2.35	258	2.24	305	2.41
212	2.54	259	2.05	306	2.50
213	2.55	260	2.00	307	2.90

Daily		Daily		Daily
308	2.52	356	3.00	403	2.95
309	2.52	357	2.99	404	2.95
310	3.05	358	2.99	405	3.12
311	3.05	359	2.80	406	3.12
312	2.80	360	3.13	407	2.95
313	2.88	361	3.12	408	3.20
314	2.75	362	2.90	409	3.02
315	2.94	363	3.10	410	3.19
316	2.88	364	3.12	411	3.01
317	2.80	365	3.12	412	3.25
318	2.83	366	3.15	413	3.25
319	2.90	367	3.10	414	3.25
320	2.90	368	3.12	415	2.75
321	2.59	369	3.01	416	2.80
322	2.97	370	3.12	417	2.95
323	2.97	371	3.09	418	3.00
324	2.97	372	3.10	419	3.00
325	2.70	373	3.18	420	2.85
326	2.70	374	3.18	421	3.03
327	2.70	375	3.00	422	3.30
328	2.70	376	3.15	423	3.10
329	2.70	377	3.15	424	3.19
330	3.00	378	3.50	425	2.95
331	3.00	379	3.20	426	2.80
332	3.00	380	3.60	427	3.24
333	2.80	381	3.65	428	3.24
334	2.70	382	3.16	429	3.10
335	2.36	383	3.35	430	2.80
336	2.70	384	3.40	431	2.80
337	2.30	385	3.44	432	2.81
338	2.93	386	3.45	433	3.00
339	2.85	387	3.47	434	2.80
340	2.85	388	3.35	435	3.00
341	2.70	389	3.30	436	2.98
342	2.53	390	3.30	437	3.00
343	2.80	391	3.46	438	3.10
344	2.80	392	3.20	439	3.05
345	2.80	393	3.35	440	3.06
346	2.66	394	3.45	441	3.20
347	2.61	395	3.47	442	3.10
348	2.61	396	3.50	443	2.98
349	2.89	397	3.47	444	3.48
350	2.79	398	3.30	445	3.23
351	2.90	398	3.30	446	3.05
352	3.10	399	3.25	447	2.90
353	2.61	400	3.00	448	2.99
354	2.70	401	2.78	449	2.50
355	2.90	402	2.78	450	2.49
				451	2.40
				452	2.47

EMAIL NO. 3

From:	Jim Meese
To:	Colby Daughtry
Cc:	JD Higgins, John Pirotte, Larry Taylor, Bedford Moss
Sent:	Thursday, October 23, 2003 4:02 PM
Subject:	RE: Meeting

Colby -

Yes, the 29th, 12:00 at North Ridge is fine. I’ll put it on my calendar. Please plan on several hours, so we have the opportunity to come to an acceptable conclusion on the matters we need to discuss.

As Audit Chair, since the beneficial conversion issue has occurred several times now (and is likely to occur again at DRI), I believe it is imperative that I have a better than average working knowledge of Black Scholes — as strange an animal as it is.

I am still interested in getting your take on what other methodologies are available to value warrants. If we were to engage an investment bank to do the valuation, what other techniques might they use? Surely DRI management could use the same techniques, and then McGladrey could opine on two or more approaches on the warrant valuation issue. We may see some surprising results!

John P is in Houston. After working his fanny off for the better part of this year (maybe longer), his deal finally closed. He is now enjoying the rigors of operations management once again, and will not be able to meet with us for lunch.

By Wednesday I will have studied your spread sheets and will have talked with Bedford some more, and I will be adequately prepared for our meeting.

Cordially,

Jim Meese

----Original Message----
From:	Colby Daughtry
Sent:	Thursday, October 23, 2003 3:36 PM
To:	Jim Meese
Subject:	RE: Meeting

Jim,

I would be pleased to have lunch with you to discuss this and some other items as well. Kate is back from maternity leave and can join us if that is okay. Perhaps you might even want to include John Pirotte if he is available.

How would Wednesday the 29th 12:00 noon at NRCC work??? We would be getting close to completion of the 3rd quarter as well by that time and could give you an update about that work also.

I have some flexibility next week as well if that day and time doesn’t work out.

Regards,

Colby

Jim Meese
10/23/2003 11:49 AM

To:	Colby Daughtry; Bedford Moss
cc:	Larry Taylor; John Pirotte; JD Higgins
Subject:	RE: Beneficial Conversion Calculation

Colby -

I will study the information you have provided, in an attempt to reconcile what appears to be a wide difference in results between the DRI management calculation and the McGladrey calculation for the expense associated with the beneficial conversion of the Dolphin financing. Maybe over one of our NRCC or Marriott lunches you would be willing to walk me through your rationale????????

During our DRI management/Executive Committee/Audit Committee conference call yesterday afternoon, a common thought all of us had was that given the dynamics associated with this particular calculation, it seemed improbable to us that DRI would be required to experience an expense equal to approximately 60% of the total financing. Granted, we may not yet be Black Scholes experts, but I think there should be a “common sense” factor that could weigh in on this project.

And, I would be interested in what other valuation methodologies would be deemed acceptable for the valuation of the warrants, since Black Scholes is apparently mandated for options only.

Let me know if you want to have a working lunch.

Cordially,

Jim Meese

----Original Message----
From:	Colby Daughtry
Sent:	Thursday, October 23, 2003 8:12 AM
To:	Bedford Moss
Cc:	Jim Meese
Subject:

Bedford,

I have reviewed last night the calculations you sent to me and find them to be generally on target except for the fact that I do not believe the computed volatility number is correct. Obviously, this changes the value determination for the warrants.

You computed a volatility of 4.67% in the attached file at the tab called “Bedford’s example” and used this percent in the pricing model. In making this computation at this tab, you took the standard deviation of the relative price changes and used that percent in the various formulas in the pricing model.

All the various examples in the financial literature, as well as in the model that was sent to you previously, compute volatility by first taking the “log“of the price changes and then determining the standard deviation of those changes. That standard deviation is then multiplied by the square root of the time observations(either 52 if weekly or 250 if daily). I have faxed to you an brief example of a volatility calculation out of a textbook “Financial Valuation: Businesses and Business Interests” to illustrate the mechanics.

I am also sending you several different files with different formats to illustrate that they all compute volatility in accord with the textbook example. First, the tab in the attached file called “Sample Volatility calculation” is the same volatility model/calculation sent to you yesterday that replicates the textbook example exactly. I believe this generally supports the computation previously sent to you using this model. Second, I have attached another volatility calculation template that has a slightly different format. This excel file attached has a tab called “Textbook example” that again replicates the textbook example faxed to you to illustrate that this model also properly calculates volatility. I have used this second excel template to also compute at the tabs called “DRI example-Daily” and “DRI example-weekly” what the volatility of your stock should approximate under the two different scenarios as indicated. The daily example with +/- 250 data points (using your data file) yields a volatility of approximately 74% and the weekly example with 52 data points(using the weekly data that Bill looked up) yields a volatility of approximately 64%(which was the volatility of the first model sent to you yesterday).

Attached again is the initial template/calculation sent to you yesterday. Jim Meese was interested in the formulas in the excel file. I believe if you match up the formulas in the tab “Warranty Information” at cells J6,K6,L6,M6 and N6 you will find that the formulas here reflect the same formulas you used in your calculations. Again, using the proper volatility % makes a big difference.

As I mentioned yesterday, the Black Scholes model is the required methodology for determining fair value of options; it is not necessarily required for valuing warrants. It is just used often for simplicity sake due to its mathematical and computational nature. Many companies will engage an underwriter, investment banker, appraiser, etc. to come up with an alternative model for the fair value determination of warrants. Dave and LAT might want to consider this alternative.

Regards,

Colby

PS: I didn’t know if you knew this or not but Mr. Black and Mr. Scholes were awarded the Nobel prize 25-30 years ago for developing this pricing model!!!!!

<< File: DRI B-S- Bedford’s Example.xls >> << File: DRI B-S Sample Volatility Calculation #1.xls >>

<< File: DRI B-S Sample Volatility Calculation #2.xls >> << File: Warrants B-S Model.xls >>

[* * * Attachments Omitted * * *]

EMAIL NO. 4

From:	Colby Daughtry
Sent:	Monday, March 08, 2004 12:19 PM
To:	Bedford Moss; Larry Taylor; Jim Meese; Dave Turney
Cc:	Kate Owenby; Keith Wallace
Subject:	Audit Questions — Continued

Bedford/Larry:

Here are the remaining questions...

[* * * ]

4)We understand from the accounting department that Bedford is reconstructing the documentation to support the capitalization of expenditures related to the DR600 project. Without the lack of contemporaneous documentation, the expenditures should have never been capitalized. We need to see such contemporaneous documentation to support the technological feasibility determination that would allow the DR600 expenditures to be capitalized. In our quarterly reviews we were informed that such documenation existed but still have not seen it. Something similar to the contemporaneous documentation for the DAC capitalized software is what we need to see.

[* * *]

Colby

EMAIL NO. 5

From:	Colby Daughtry
Sent:	Tuesday, March 09, 2004 8:06 PM
To:	Bedford Moss; Larry Taylor; Jim Meese; Dave Turney
Subject:	Series F Agreement observations[REVISION]

Gentlemen:

“Beg your pardon” !!!!!!

Please disregard the email below regarding this conclusion. We have kicked this around a little further and the circumstances in the Series F agreement are different from the examples in the literature.

To wit, there is no additional beneficial conversion element for this potential re-set until the 5 years is up.

Sorry for the confusion.

Colby

************************

J. Colby Daughty, Partner
McGladrey & Pullen, LLP

This e-mail is only intended for the person(s) to whom it is addressed and may contain confidential information. Unless stated to the contrary, any opinions or comments are personal to the writer and do not represent the official view of the company. If you have received this e-mail in error, please notify us immediately by reply e-mail and then delete this message from your system. Please do not copy it or use it for any purposes, or disclose its contents to any other person. Thank you for your cooperation.

----- Forwarded by Colby Daughtry/Raleigh/MP/RSMi on 03/09/2004 06:48 PM -----
Colby Daughtry
03/08/2004 12:11 PM

To:	Bedford Moss; Larry Taylor; Jim Meese; Dave Turney
cc:	Kate Owenby
Subject:	Series F Agreement observations

Gentlemen -

We have now received and reviewed in detail the “Certificate of Designation” related to the Series F agreement with Dolphin. In our reading of this document and agreement, we noted another twist with regards to the computation of the beneficial conversion for the warrants.

We noted a provision —6d(v)— that could additionally adjust the conversion price downward from $2.35/share to $2.00/share if the fair value of the DRI stock does not achieve a level of $5.88 during a 5 year period ending 10/08. In such situations, generally accepted accounting principles require that the beneficial conversion computation take into account the most favorable conversion price(in this case the $2.00 conversion price). This additional contingent beneficial conversion valuation does not impact the Black Scholes valuation at the time of issuance but will result in an additional non-cash charge to be spread over the 5 year term of this provision. The additional 2003 effect is probably about 2,500 per month.

We will discuss this further with you but Larry and Bedford will want to review the examples in EITF 00-27.

Colby

******************************

J. Colby Daughty, Partner
McGladrey & Pullen, LLP

This e-mail is only intended for the person(s) to whom it is addressed and may contain confidential information. Unless stated to the contrary, any opinions or comments are personal to the writer and do not represent the official view of the company. If you have received this e-mail in error, please notify us immediately by reply e-mail and then delete this message from your system. Please do not copy it or use it for any purposes, or disclose its contents to any other person. Thank you for your cooperation.

EMAIL NO. 6

From:	Colby Daughtry
Sent:	Tuesday, March 23, 2004 12:01 AM
To:	Dave Turney; Larry Taylor; Jim Meese
Cc:	Keith Wallace; Jay Hanson; Kate Owenby
Subject:	Dolphin Agreement

Dave,

Good evening!

We have had an opportunity this afternoon and evening to review and research the question posed today at the Audit Committee meeting with regard to the “amendment/modification” to the Dolphin Series F agreement. We have also discussed the matter with our colleagues in our National SEC office.

Given that there was an agreement (legally binding and enforceable from inception) entered into in November 2003 and that agreement is now being “amended/modified” in March 2004, we believe these are two separate and discrete events that must be accounted for as such. Since this Series F agreement has been disclosed to the public in the 3rd quarter 10-Q and also referenced in the S-3 filing, we believe that SEC staff would concur with this conclusion. If SEC counsel has a different view, we would be glad to discuss.

While the Q-1 2004 “amendment/modification” is a subsequent event that would permit and require disclosure in the 2003 10-K and financial statements, it is a “type 2” subsequent event, as defined in the auditing standards, that would be recorded in the period the agreement is modified (ie, Q1-2004) rather than being “thrown back” into the previous year. This 2004 “amendment/modification” is an equity event similar to the modification of the AAA articles in Q1-2003 that was disclosed in the 2002 Form 10-K and financial statements but did not change the accounting/reporting of the AAA at 12/31/02.

The accounting for the two separate and discrete events should not preclude DRI from entering into the “amendment/modification” if it makes business or economic sense. It is possible the “amendment/modification” could actually result in some sort of Q1-2004 pickup as “value” is being returned to the Company. However, this is an extremely complex issue that would require some significant additional research to determine that will have to wait if we are going to get the 10-K filed on time.

I will be out at DRI on Tuesday morning and will be available to discuss with you and LAT.

Regards,

Colby

******************************

J. Colby Daughty, Partner
McGladrey & Pullen, LLP

This e-mail is only intended for the person(s) to whom it is addressed and may contain confidential information. Unless stated to the contrary, any opinions or comments are personal to the writer and do not represent the official view of the company. If you have received this e-mail in error, please notify us immediately by reply e-mail and then delete this message from your system. Please do not copy it or use it for any purposes, or disclose its contents to any other person. Thank you for your cooperation.

EMAIL NO. 7

Digital Recorders, Inc.
Open Items/Remaining Audit Work

[Received on or about March 25, 2004]

1.	More important items/ potential journal entries/ major audit areas

•	DR 600 capitalized software documentation ($370K)

a.	Technological feasibility

b.	Amortization

The initial documentation was first provided on Tuesday AM and was returned to management due to its insufficiency. This documentation primarily consisted of a 1 and 1/2 page memo only. We received a second set of additional documentation on Wednesday PM consisting of an additional memo and numerous emails. While these emails do represent some element of contemporaneous information, it is still insufficient to correlate the amounts and timing of amounts to be capitalized for the various DR 600 sub-projects. This item has been an “open item” lists for over a month. Please provide additional supplementary documentation (eg, project summaries, timetables) that would meet FAS 86 criteria to document why the $370K of capitalized expenditures should not be charged to expense.

[* * * ]

EMAIL NO. 8

From:	Colby Daughtry
Sent:	Tuesday, March 30, 2004 12:38 PM
To:	David Furr
Cc:	David Turney; Keith Wallace; Jim Meese
Subject:

David,

As mentioned yesterday at the audit committee meeting, it would be extremely helpful for our considerations of the Type 1 vs.Type 2 accounting of the Series F reformation to have a precise chronology of the timing of events (ie, what discussions/communications were held and when) before and after the 12/31/03 balance sheet date.

Copies of any correspondence for NASD would also be very helpful as well.

Thanks,

Colby

******************************

J. Colby Daughty, Partner
McGladrey & Pullen, LLP

Digital Recorders, Inc.
Sale of 300 Shares of Series F Convertible Preferred Stock
to Dolphin Offshore Partners, L.P.

Timeline
(some dates approximate)

Date
Early October, 2003 (and prior)	DRI and Dolphin negotiate terms of preferred stock investment, including general discussion of impact on DRI’s financial statements; this included discussion of some of the specific requirements and objectives of the parties: “cash” preservation (hence, no dividends); opportunity for quick stock sale transactions (hence, immediate registration obligation); voting rights; no brokerage commissions; etc.

October 13, 2003	Effective date of Share Purchase Agreement, Stock Purchase Warrant and Registration Rights Agreement, as initially executed by the parties; date of Board of Directors approval

November 10, 2003	Closing date for sale and issuance of the Series F stock to Dolphin, following resolution on November 7 of principal contingency (i.e., execution of new senior credit facility by DRI)

December 10, 2003	Articles of Correction filed with North Carolina Secretary of State to correct Certificate of Designation (the wrong version of the document was previously filed)

January 6, 2004	David Turney of DRI meets with Peter Salas and Ray Yung of Dolphin to review FY 2004 business plan

January 30, 2004	Notification Form for Listing of Additional Shares, covering shares of common stock issuable upon conversion of the Series F stock and exercise of the Warrant, filed with Nasdaq

February 19, 2004	Nasdaq advises DRI that terms of Series F transaction (including Certificate of Designation and Warrant) appear to violate certain of Nasdaq’s Marketplace Rules

February 19, 2004	DRI securities counsel has initial telephone conversation with Nasdaq representatives, responds to request for additional copies of Series F-related documentation and is advised of strict interpretation of rules applied by Nasdaq staff

February 19, 2004	David Turney and Larry Taylor of DRI meet with Peter Salas and Ray Yung of Dolphin to review FY 2003 probable results

February 25, 2004	DRI securities counsel has telephone conference with Nasdaq representatives to address interpretative questions and obtain details of their position; Nasdaq advises counsel that they have concluded that the terms of the transaction do violate Nasdaq rules, that the documents cannot be allowed to remain in effect as executed, and that failure to comply would result in delisting

Date
February 26- March 1, 2004	DRI and counsel discuss and prepare proposed revised drafts of Certificate of Designation, Warrant and Registration Rights addressing Nasdaq’s concerns and attempting to preserve the original intent and objectives of the parties to the extent possible

March 2, 2004	DRI securities counsel sends proposed revised drafts of Certificate of Designation, Warrant and Registration Rights Agreement to Nasdaq (such documents would have established floors on conversion and exercise prices, to the detriment of Dolphin, and required shareholder approval for adjustments to the conversion and exercise prices that would exceed those limitations)

March 3, 2004	Nasdaq acknowledges that proposed revised drafts of documents would satisfy Nasdaq rules, because they included sufficient caps on the number of shares that Dolphin could obtain without shareholder approval

March 3, 2004	DRI advises Dolphin that Nasdaq has required changes to documentation and that revisions have been prepared by counsel and approved by Nasdaq

March 4, 2004	DRI provides proposed revised drafts of documentation to Dolphin with letter of explanation

March 10, 2004	David Turney has preliminary discussions regarding proposed revisions with Peter Salas of Dolphin

March 16, 2004	Dolphin rejects proposed revisions, based in part on the inability of DRI to ensure that shareholder approval (which would be necessary to preserve the value of the transaction to Dolphin) could be obtained; Dolphin suggests alternative involving termination of Warrant and, in exchange, decreasing conversion price of Series F stock (and elimination of adjustment provisions), subject to cap on number of conversion shares issuable to stay below Nasdaq’s 20% threshold and thereby avoid need for shareholder approval

March 16-17, 2004	Further negotiations between DRI and Dolphin regarding specific terms; DRI agrees to add dividend provision to terms of Series F stock to compensate Dolphin for decreasing total number of shares obtainable; based on DRI’s concern about cash impact of dividends, Dolphin suggests a PIK (pay-in-kind) dividend provision under which dividends would be paid in additional shares of stock; related modifications are discussed in order to accomplish the goals of meeting Nasdaq’s requirements and continuing to accomplish the original intent and objectives of the parties to the maximum extent possible

March 18, 2004	Nasdaq gives verbal approval to all proposed changes to the documentation

March 22, 2004	Proposed revised draft of Certificate of Designation containing dividend provision provided to Dolphin for review

Date
March 22, 2004	Dolphin requests that dividend provision provide for payment in additional shares of Series F stock rather than common stock

March 25, 2004	DRI securities counsel obtains verbal approval from Nasdaq of change in dividend provision and clarification of shareholder approval requirement

March 26, 2004	DRI securities counsel distributes revised drafts of Certificate of Designation and Registration Rights Agreement reflecting terms tentatively agreed to by parties (which include termination of the Warrant), together with a Clarification and Modification Agreement contemplating the changes

March 31, 2004	Dolphin requests further minor changes to the dividend provisions in Certificate of Designation and parties reach final agreement on all reformed terms; Dolphin agrees that final documents will be executed upon receipt

EMAIL NO. 9

Larry Taylor
04/02/2004 06:42 AM

To:	Colby Daughtry
cc:	Martin Amundson; Bedford Moss; Larry Taylor
Subject:	RE: Deferred Taxes and valuation allowance

Colby,

Thank you kindly for the enlightening education and template. After further and careful review of the file and more importantly the valuation allowance which you’ve deemed a need to reserve 100% for, Bedford and I want to visit and discuss the lack of any income for future periods that if considered, would give rise to a positive affect on the allowance as compared to the present numbers suggested. We’ve been looking at this in conjunction with the Operating Plan 2004 and expected Q1-2004 results and find the valuation allowance too high since not one $1.00 of income for any future periods was considered. FAS 109 talks about three years of consecutive losses and likely hood that the Company may not achieve profitability in future periods. 2003 was an exceptional year in that only one operating unit, DR (TCS) did not achieve its 2003 Plan and forecast and was below 2002 while the other DRI companies held ground and improved in either sales volume or cost reductions. The management’s plans memo I’m working on addresses these particular items thereby giving more credence to the expected results in 2004. We’re saying DRI is a going concern and then admitting the opposite in the deferred tax entries by being ultra conservative and reserving 100%. We believe something less would be appropriate. Let’s discuss these computations this AM to resolve any differences in opinion to enable the Company to draw conclusions that liquidity and operating income will be sufficient for DRI to be classified as a “going-concern” and recognize some benefits from deferred taxes that if left as it fails to support management’s belief in future income and benefits.

Thanks.

Regards,

LAT

----Original Message----
From:	Colby Daughtry
Sent:	Thursday, April 01, 2004 12:07 PM
To:	Larry Taylor
Subject:

Colby

******************************

J. Colby Daughry, Partner
McGladrey & Pullen, LLP

This e-mail is only intended for the person(s) to whom it is addressed and may contain confidential information. Unless stated to the contrary, any opinions or comments are personal to the writer and do not represent the official view of the company. If you have received this e-mail in error, please notify us immediately by reply e-mail and then delete this message from your system. Please do not copy it or use it for any purposes, or disclose its contents to any other person. Thank you for your cooperation.

EMAIL NO. 10

----- Original Message -----
From:	Colby Daughtry
To:	JD Higgins; Jim Meese; John Pirotte
Sent:	Monday, April 05, 2004 9:01 AM
Subject:	FAS109

Jim and John,

I spoke with Jim Meese about this on Saturday afternoon and he asked me to forward this information to you in the PDF file below.

This information is some 5-6 pages from a “Big X” audit firm publication book that provides additional insight and interpretations of FAS 109. These interpretations are by the appropriate paragraph reference from FAS 109 and articulate, in another way, the the same issues I discussed with Larry on Thursday. I believe the various Q&A responses in this material further describes the recognition criteria, weighting of evidence and other matters that are discussed in the various different places in FAS 109.

Regards,

Colby

******************************

J. Colby Daughty, Partner
McGladrey & Pullen, LLP

This e-mail is only intended for the person(s) to whom it is addressed and may contain confidential information. Unless stated to the contrary, any opinions or comments are personal to the writer and do not represent the official view of the company. If you have received this e-mail in error, please notify us immediately by reply e-mail and then delete this message from your system. Please do not copy it or use it for any purposes, or disclose its contents to any other person. Thank you for your cooperation.

RECOGNITION AND MEASUREMENT

•	Forgiveness of indebtedness. We believe that anticipating future income from forgiveness of indebtedness for purposes of reducing an otherwise required valuation allowance is inappropriate.

•	Events dependent on future market conditions or otherwise not within the enterprise’s control. Statement 109 differentiates between certain basis differences based on the enterprise’s control over the events that will cause the reversal of the basis difference. For example, an excess of the amount for financial reporting over the tax basis of an investment in a domestic subsidiary may or may not be a taxable temporary difference (paragraph 33 of Statement 109). However, an excess of the amount for financial reporting over the tax basis of an investment in a 50-percent-or-less-owned investee is always a taxable temporary difference (paragraph 32 of Statement 109). The difference between those two situations is the amount of control the investor has over the manner in which the basis difference will reverse. Admittedly Statement 109 is not symmetrical in its treatment of deferred tax liabilities and assets (that is, anticipated future income is considered in assessing the need for a valuation allowance for deferred tax assets, but anticipated future losses cannot be considered in the assessment of deferred tax liabilities). However, we believe that future events which are dependent on future market conditions, such as a future initial public offering, or otherwise not within the enterprise’s control usually should not be anticipated.

20-4.	Valuation allowance – recognizing impairment of deferred tax assets compared with impairment of goodwill

     Assume that an enterprise has goodwill from a prior purchase business combination that is being amortized over some lengthy period (for example, 20 years) and also has a deferred tax asset related to the same business operation as the goodwill. Would it be inconsistent to recognize a valuation allowance for some or all of the deferred tax asset and not recognize an impairment of the goodwill?

Response: Not necessarily. Although similar factors are considered in both evaluations, different probability standards are applied when considering the impairment of long-lived assets and deferred tax assets. That is, an impairment of a long-lived asset is recognized when it is probable that the carrying amount of the asset will not be recovered and a valuation allowance is recognized for a deferred tax asset when it is more-likely-than-not the asset will not be realized. Although the minimum threshold for concluding an event is “probable” is a long-standing debate (that is, is a 60 percent chance of occurrence probable or is 70 percent the minimum), the FASB is clear in the Basis for Conclusions to Statement 109 that “more-likely-than-not (greater than 50 percent) is intended to require recognition of a valuation allowance in situations in which the deferred tax asset would not yet be deemed to be impaired if “probable” were the criterion.

RECOGNITION AND MEASUREMENT

23-1.	Definition of “cumulative losses in recent years”

     In evaluating the need for a valuation allowance, one of the pieces of negative evidence to be considered is “cumulative losses in recent years.” Does Statement 109 define that term?

Response: No. The FASB concluded that the additional complexity that would inevitably result from a rigid definition of that term would exceed any benefits derived (paragraphs 100 to 103 of Statement 109).

     We believe “cumulative losses” should be defined as pretax losses inclusive of income or loss from discontinued operations, extraordinary items and so forth, but exclusive of the effect of cumulative changes in accounting principles. For example, the change to income caused by immediately recognizing the transition obligation when adopting FASB Statement No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions,” is treated as a change in accounting and therefore would not affect the determination of “cumulative losses.” The time period for “recent years” is deliberately vague and judgment should be used to determine the appropriate three-year period ending with the current reporting date. However, break-even or marginal cumulative profitability in those thee years is not sufficient to conclude that “cumulative losses in recent years” are not a problem. For example, a company that has lost money in five of the past six years but was sufficiently profitable in the immediately prior year to break-even on a three-year basis typically would be considered to have “cumulative losses in recent years.”

23-2.	Significance of “cumulative losses in recent years”

     How much weight should be given to “cumulative losses in recent years” when evaluating the need for a valuation allowance?

Response: Negative evidence stemming from cumulative losses in recent years is one of the most difficult pieces of negative evidence to overcome. By their nature, such losses are among the most objectively verifiable types of negative or positive evidence and therefore carry more weight than evidence that embodies some degree of subjectivity. We believe that, for a company suffering recent losses, realization of deferred tax assets is difficult to support if it is primarily dependent on a forecasted, but not yet demonstrated, turnaround to operating profitability. Because of the weight given to recent cumulative losses, forecasts of future income, absent qualifying tax-planning strategies or the types of positive evidence listed in paragraph 24 (which includes a strong earnings history absent a loss caused by an unusual or infrequent event), will generally not overcome the need for a valuation allowance.

PARAGRAPH 23

23-3.	Other examples of negative evidence

In addition to recent cumulative losses, there are several other examples of negative evidence listed in paragraph 23 (items a. through d.). What other conditions or events should be considered when evaluating the need for a valuation allowance?

Response: Paragraph 6 of Statement on Auditing Standards No. 59, “The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern,” lists four broad categories of conditions and events that should be considered when evaluating an enterprise’s ability to continue as a going concern. Those conditions and events may also be good examples of negative evidence that should be considered when evaluating the need for a valuation allowance.

•	Negative trends – for example, recurring operating losses, working capital deficiencies, negative cash flows from operating activities, adverse key financial ratios

•	Other indications of possible financial difficulties – for example, default on loan or similar agreements, arrearages in dividends, denial of usual trade credit from suppliers, restructuring of debt, non-compliance with statutory capital requirements, need to seek new sources or methods of financing or to dispose of substantial assets

•	Internal matters – for example, work stoppages or other labor difficulties, substantial dependence on the success of a particular project, uneconomic long-term commitments, need to significantly revise operations

•	External matters – for example, legal proceedings, legislation, or similar matters that might jeopardize an entity’s ability to operate; loss of a key franchise, license or patent; loss of a principal customer or supplier; uninsured or underinsured catastrophe such as a drought, earthquake or flood.

     As with other pieces of negative evidence, the presence of the above conditions or events may or may not lead to the establishment of a valuation allowance. The need for a valuation allowance will depend on the relative amounts and weight of positive and negative evidence the enterprise has about the realization of its deferred tax assets.

23-4.	Going-concern report on negative evidence

     Statement on Auditing Standards No. 59, “The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern,” requires an explanatory fourth paragraph in the auditor’s report when the auditor concludes “that substantial doubt about the enterprise’s ability to continue as a going concern for a

RECOGNITION AND MEASUREMENT

reasonable period of time remains.” Acknowledging that such a report represents negative evidence, what effect would this have on the evaluation of the realizability of deferred tax assets?”

Response: In all circumstances we can envision where the auditor’s report will include an explanatory paragraph identifying a going-concern problem, a valuation allowance would be required for all deferred tax assets not assured of realization by either offsetting existing taxable temporary differences or carryback to open tax years.

     On the other hand, the absence of a going-concern explanatory paragraph is not, in and of itself, positive evidence about the realization of deferred tax assets. Similarly, a conclusion that a valuation allowance is required for all or part of an enterprise’s deferred tax assets is not necessarily indicative of a going-concern problem. For example, an enterprise that is experiencing financial reporting losses (that is, recent cumulative losses) but generating positive cash flow that is sufficient to service its debt would have negative evidence about the realization of deferred tax assets. The enterprise may not have sufficient positive evidence to overcome that negative evidence and therefore would provide a valuation allowance for all or part of its deferred tax assets. However, due to the existence of positive cash flow combined with other factors, the auditor may conclude that a “going concern” reference in the auditor’s report is not required.

24.	Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include (but are not limited to) the following:

a.	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures

b.	An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset

c.	A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carry forward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or unextraordinary item) is an aberration rather than a continuing condition.

PARAGRAPH 24

24-2.	Forecast of future income as positive evidence

     When there are roughly equal amounts of positive and negative evidence prior to considering future taxable income from future operations, the entity’s budgets and forecasts become critical to assessing the need for a valuation allowance. Statement 109 explicitly states (footnote 16 to paragraph 225) that the need to consider future taxable income does not require either a financial forecast or financial projection as those terms are defined in the Statements on Standards of Accountants’ Services on Prospective Financial Information. How formal should the entity’s budget or forecast be for purposes of providing positive evidence within the framework of Statement 109?

Response: Factors or elements that could permit greater weight to be given to expected future income include the following:

•	A formal analysis of future income

•	History of accurately forecasting future results

•	Substantial history of operations upon which to base a forecast

•	Conformity with independent assessments of future trends for the industry

•	Conformity with reports on the enterprise prepared by external analysts.

RECOGNITION AND MEASUREMENT

     Factors or elements that could minimize the weight to be given to expected future income include the following:

•	High sensitivity to a key assumption (for example, an assumption of Food and Drug Administration approval of a key new product)

•	Long-time horizon (for example, a forecast of income 10 years out carries less weight than a forecast of income for the following year)

•	History of inaccurate forecasts of future results

•	Short product life cycles (for example, high technology products)

•	Volatile industry

EMAIL NO. 11

From:	Keith Wallace
Sent	Saturday, July 17, 2004 3:01 PM
To:	Larry Taylor
Cc:	Jim Meese; Kate Owenby
Subject:	Series F Draft Accounting

Larry and Bedford -

Please find the attached Draft document that presents the accounting literature that the Company should evaluate when accounting for the Reformation of the Series F transaction.

Please review and call to discuss your questions.

Best Regards,

ktw

Keith T. Wallace
Managing Director — RSM McGladrey, Inc.

This e-mail is only intended for the person(s) to whom it is addressed and may contain confidential information. Unless stated to the contrary, any opinions or comments are personal to the writer and do not represent the official view of the company. If you have received this e-mail in error, please notify us immediately by reply e-mail and then delete this message from your system. Please do not copy it or use it for any purposes, or disclose its contents to any other person. Thank you for your cooperation.

Digital Recorders, Inc.
Recommended Accounting Treatment
For Series F Reformation
June 2004

DRAFT: For Review Purposes – Subject to Revision

The Company has proposed an accounting approach to account for the Series F Reformation that occurred on April 1, 2004. The following document provides the: 1) Background on Series F and Series F Reformation; 2) Outline of the Company’s proposed accounting for the April 1, 2004 reformation; 3) Outline of McGladrey & Pullen’s recommended accounting for the April 1, 2004 reformation; and 4) Copies of the applicable EITF issue documents for reference purposes.

Once the Company has reviewed this Draft Document, we would like to have a discussion to address any questions.

Section 1. Background on Series F and Series F Reformation

On November 10, 2003, the Company closed the sale of 300 shares of Series F Convertible Preferred Stock (“the Series F Stock”) to Dolphin for a purchase price of $1.5 million. On March 22, 2004, the Company informed M&P of its intent to revise and reform the November 2003 agreement. On April 1, 2004, the Company and Dolphin agreed to revise and reform the terms of the Series F Stock and related agreements in certain respects, and to terminate a related warrant, in order to comply with certain requirements of Nasdaq listing standards. The reformed Series F is referred to hereinafter as “the Reformed Series F Stock”.

The Series F Stock voted as a single class with holders of Common Stock, with each share of Series F Stock entitled to a number of votes equal to the liquidation value, which was $5,000 per share, divided by $2.35. The shares were mandatorily convertible into shares of Common Stock if the Common Stock hit certain targeted trading prices or upon the conversion of certain subordinated debentures beneficially owned by Renaissance U.S. Growth Investment Trust PLC and BFSUS Special Opportunities Trust PLC. The Company also granted to Dolphin a right of first refusal to purchase, in connection with future equity offerings by the Company, for a period of five years after the Series F issuance date, a sufficient number of the securities issued in such equity offering to maintain its proportionate ownership interest in the Company, on a diluted basis, and this right has not been modified. The Company also granted to Dolphin certain rights to have the shares of Common Stock underlying the Series F Stock registered with the SEC. An expense of $702,626 was computed by the Company related to the fair value of the warrants’ beneficial conversion related to this transaction.

The Reformed Series F Stock is convertible at any time into shares of Common Stock at a conversion price of $2.00 per share of Common Stock, subject to certain adjustments for stock splits or similar events. The Reformed Series F Stock has a mandatorily convertible feature similar to the Series F Stock. The Reformed Series F Stock contains a dividend feature that provides the holder to receive cumulative quarterly dividends, in preference to the holders of Common Stock, at the rate of 3.0% per annum on the liquidation value of those shares, which dividends are currently payable in additional shares of Series F Stock having a liquidation value equal to the dividend amount.

Section 2. Outline of the Company’s Proposed Accounting for April 1, 2004 Reformation

The Company has proposed the following accounting treatment: to reverse the original charge (in the amount of $702,626) and then record a beneficial charge in the amount of $262,500 (($2.35 – $2.00) * 750,000) thereby recording the net benefit in the amount of $440,126 in 2nd Quarter 2004.

Digital Recorders, Inc.
Recommended Accounting Treatment
For Series F Reformation
June 2004

DRAFT: For Review Purposes – Subject to Revision

Section 3. Outline of McGladrey & Pullen’s Recommended Accounting for April 1, 2004 Reformation

The “reformation” should be accounted for as the redemption of the Series F Stock (including the Warrants associated with those shares) by the issuance of a Reformed Series F Stock. This is based on EITF Topic D-42. As such, the Company needs to first determine the “Fair Value of the Reformed Series F Stock” and allocate such fair value in the following manner:

•	The Fair Value needs to be allocated between the Warrants that were redeemed and the Original Series F Preferred Stock.

•	The value should first be allocated to the Warrants. (While it is not clear if this should be the Fair Value at the date of the Reformation or the Original Amount allocated, we believe the Original Amount allocated is most appropriate.)

•	The balance of the Fair Value should be allocated to the Series F Preferred Stock redeemed.

•	The difference between the carrying amount of the Series F Stock and the Fair Value allocated is an addition or subtraction for EPS.

•	If the Fair Value is higher than the Net Book Value, it is a deduction from net income and essentially additional return to preferred shareholders. If the Fair Value allocated is lower than the Net Book Value, it is an add-back.

Accounting for the Reformed Series F:

The Reformed Series F Stock is now subject to accounting pursuant to EITF issues 98-5 and 00-27.

•	If the conversion price represents a beneficial conversion, then it is measured at intrinsic value and accounted for over the period to conversion.

•	If April 1 is the “commitment date” for purposes of measuring the benefit, the $2.55 per share trading price versus the $2.00 per share conversion price applied to the 750,000 shares results in $412,500 ($2.55 less $2.00 equals $0.55 times 750,000) of beneficial conversion expense.

[* * * EITF ABSTRACTS OMITTED * * *]

EMAIL NO. 12

From:	Kate Owenby
Sent:	Thursday, August 05, 2004 11:07 AM
To:	Bedford Moss
Cc:	Larry Taylor; Keith Wallace
Subject:	Follow up from yesterday

Hey Bedford — Just to follow up with you on a couple items we discussed yesterday afternoon.

The first item is the warrants. I did verify with Keith the situation with the warrants in that they were as you put it a “kicker to the transaction.” It is true that they would be part of the deal costs and essentially, the dr. and cr. would be to the same account. However, depending on the materiality of the fair value of the warrants (using BS model), we would recommend and consider it to be a best practice to disclose the value in the 10-Q. I would assume that the value would be material given the amount of warrants issued. Let me know what it comes out to be.

[* * * ]

Thanks. Let me know if you need anything else.

Kate F. Owenby, CPA
Manager
McGladrey & Pullen, LLP

This e-mail is only intended for the person(s) to whom it is addressed and may contain confidential information. Unless stated to the contrary, any opinions or comments are personal to the writer and do not represent the official view of the company. If you have received this e-mail in error, please notify us immediately by reply e-mail and then delete this message from your system. Please do not copy it or use it for any purposes, or disclose its contents to any other person. Thank you for your cooperation.

EMAIL NO. 13

From:	Jim Meese
Sent:	Friday, August 06, 2004 1:41 PM
To:	Keith Wallace; Kate Owenby
Cc:	Larry Taylor; Bedford Moss; John Pirotte; John Higgins
Subject:	SAS 100 Interim Review for the quarter ended June 30, 2004

Keith and Kate -

DRI management is in the process of finalizing its response to the questions brought forward by McGladrey in its SAS 100 Interim Review during the Audit Committee on August 2nd. Their response will be forwarded to you shortly. As a prelude to its response, DRI management and the Audit Committee have had two formal Audit Committee meetings to further discuss and review the items as noted in the SAS 100 review.

Prior to and during these follow on meetings, both management and the committee have studied what we understand to be the applicable pronouncements relating [* * *] to the proper accounting for the Series F reformation [* * *].

Based on the information gleaned from the pronouncements, as well as the facts surrounding these two critical issues, the committee is unanimous in its support of DRI management’s recommended accounting treatment of the two issues I mentioned above.

The reply you receive from DRI will affirm the committee’s support of management. If McGladrey is able to conclude that these matters have been recorded appropriately, management will move forward to conclude its revisions to the 2nd quarter Q which will then be submitted to both McGladrey and to the Audit Committee for final review and approval before DRI files the 10Q with the SEC. If McGladrey does not agree with management’s recording of these transactions, please advise ASAP of the perceived deficiency along with the proposed portrayal.

Thank you.

Cordially,

Jim Meese
DRI Audit Committee Chair